

UNITED BANCORP

We Are **UNITED**...To Better Serve You!

ANNUAL REPORT

20
24



UNITED BANCORP

We Are **UNITED**...To Better Serve You!



ANNUAL REPORT

2024



Scott A. Everson
Chairman, President, and CEO

To the shareholders of United Bancorp, Inc....

As we reflect on another year, it is with great pleasure that I report to you, our valued shareholders, on the solid earnings and, overall, stable performance that United Bancorp, Inc. (UBCP) achieved in 2024. For the year, UBCP produced net income of $7,402,000 and diluted earnings per share of $1.27. Even though these reported earnings metrics were lower than the levels achieved for each the previous year… they are still the fifth highest earnings levels ever achieved in our Company's 122-year existence. Interestingly, each of the five highest years of earnings achieved by our storied Company, UBCP, has come in the preceding five years, since 2020. Also, of note… over the course of the past ten years… UBCP has not only achieved the highest years of earnings in Company history; but, also, produced other historically-high, growth-related metrics that are somewhat salient. During this "decade of progress" (comparing year-end 2014 to year-end 2024 metrics), your Company has grown its asset base by over $416 million or 104%; its net income level by $4.8 million or 179%; its diluted earnings per share by $0.74 or 140%; its market value per share by $4.93 or 61%; and, lastly, its dividend payout per share by $0.5250 or 159%. Remarkably, relating to the capital returned to our shareholders from January 2015 to year-end 2024, UBCP has paid out a total of $36.0 million in cash dividends to its owners. Your management team is very proud of this level of performance achieved by our great Company over the course of the past ten years and looks forward, with tremendous anticipation, to what the next decade will bring!

As we navigated through the year 2024, United Bancorp, Inc. (UBCP), like most companies operating in the financial services industry, fought the battle of net interest margin compression, an increased provision for credit loss expense and limited balance sheet growth as interest rates remained elevated throughout most of 2024. As we started 2024, the interest rates forecast by most economists and the financial markets indicated that we could expect up to seven rate cuts throughout the year, which, overall, was projected to be favorable for our industry as it would help control funding costs and create stronger demand for our loan products. As we progressed through the year, interest rates ended-up being higher for longer. Although the Federal Open Market Committee of the Federal Reserve (FOMC) did cut the target for the Federal Funds Rate (FFR) by year-end by one hundred basis points--- which began at their September 18, 2024 meeting--- throughout 2024, monetary policy remained more restrictive and interest rates higher than forecast at the beginning of the year. This reality created challenges for both our Company and industry by putting pressure on net interest margins and limiting loan growth, which had an impact on the bottom-line performances of our Company and many financial institutions. Regardless of these challenges and all things considered at present, we are generally satisfied with the overall performance of our Company in 2024. We firmly believe that these challenges will be short-lived and will be overcome as we execute on some of our strategic objectives and get a return on current capital investments--- that began or were committed to this past year--- over the course of the next twelve to twenty-four months, which should lead to higher levels of growth and improved performance in future periods.

As mentioned, in 2024, it was somewhat challenging to profitably leverage our balance sheet and, accordingly, United Bancorp, Inc. (UBCP) only achieved marginal growth in assets over the course of the year. At year-end, our Company's total average assets were $828.1 million, an increase of $26.0 million, or 3.2%, year-over-year. Also, at year-end, our Company's gross loans increased by $7.7 million, or 1.6%, to a level of $491.0 million. For most of the year 2024, our loans outstanding were relatively stagnant as evidenced by our average loans of $480.8 million. Encouragingly, in the fourth quarter, we saw our gross loans increase by $16.0 million on a linked-quarter basis, which is 13.4% annualized. We are optimistic that this most current quarterly trend extends into 2025! Also, in 2024, our

Company had a marginal increase in its average investment securities of $5.6 million, or 2.3%, finishing the year at a level of $251.3 million. With this marginally higher level of earning assets and with our loans outstanding continuing to reprice in a higher interest rate environment, we were able to increase the level of total interest income that our Company generated by $2.7 million, or 7.3%, for the year. But, this year-over-year increase in total interest income was more than offset by the increase in total interest expense experienced by UBCP as overall interest rates remained elevated, as previously mentioned, for longer than anticipated. At December 31, 2024, our Company's total interest expense increased year-over-year by $3.7 million, or 33.7%, even though average total deposits decreased by $16.2 million or 2.6%. Outside of the higher interest rates for longer that we experienced last year, the increase in our Company's total interest expense can also be attributed to the change in the mix of our retail depository funding from lower cost demand and savings balances to higher cost term funding, along with having a previously disclosed $75.0 million Federal Home Loan Bank (FHLB) Advance--- which we originated in mid-March 2023--- for the entirety of the year. In addition, our Company had a fixed rate subordinated debenture reprice and start floating on a quarterly basis in the mid-second quarter of this past year, which ultimately led to our Company paying a higher rate of interest on this borrowing. Relating to the change in the mix of our retail funding, lower cost demand and savings balances decreased by $24.3 million, or 5.2%, while higher cost time balances increased by $16.3 million or 10.8%. Considering all of these aforementioned factors, the level of net interest income that we achieved in 2024 declined by $1.0 million, or 4.0%, to $24.8 million and our net interest margin declined by fourteen(14) basis points from 3.65% to 3.51%. In the fourth quarter of 2024, our Company was able to slow the rate of decline of its net interest income--- experiencing a decrease of $154,000, or 2.4%, year-over-year. Of note, in the fourth quarter of 2024 and on a linked-quarter-basis, our Company saw its net interest income and net interest margin respectively increase by $206,000, or 3.4%, and one(1) basis point from 3.50% to 3.51%. We are optimistic that this trend will continue in the coming quarters… especially, if the monetary policy of the Federal Open Market Committee (FOMC) continues to become less restrictive or, at a minimum, remains stable at present levels. Relating to our retail depository base and of significance--- at the end of 2024, our Company did not have any brokered deposits and total uninsured deposits totaled 17.6% of total deposits, which are both very low compared to industry standards and strongly indicative of our Company's focus on building strong relationships with long-term, core deposits.

Once again in 2024, we were able to successfully maintain the credit-related strength and stability within the loan portfolio of United Bancorp, Inc. (UBCP), even with the continued heightened inflation levels and higher interest rates throughout the year, which led to higher operating costs and payment levels--- each of which had the potential to create tighter cash flows for our borrowers. As of December 31, 2024, UBCP's total nonaccrual loans and loans past due 30 plus days were $1.0 million, or 0.21% of gross loans, which is down from last year by $122,000 or 10.6%. Also, as of year-end, our Company's nonperforming assets to total assets was a very respectable 0.50%, which is only a three (3) basis point increase from last year. Further highlighting the overall strength of our loan portfolio, UBCP had net loans charged off (excluding overdrafts) of $204,000, which annualized is 0.04% of average loans. Considering some of the economic uncertainty and macroeconomic trends that occurred in 2024, our Company had a provision for credit loss expense of $299,000 for the year (versus a reversal of credit loss expense the previous year), which is an increase of $752,000 year-over-year. For the twelve months ended December 31, 2024, this year-over-year increase in the provision for credit loss expense caused a decrease in our Company's diluted earnings per share of approximately $0.11. With the increased provision for credit losses this past year and continued solid credit quality-related metrics at year-end, our Company had a total allowance for credit losses to total loans of 0.82% and its total allowance for credit losses to nonaccrual loans was 547% as of December 31, 2024. Overall, we firmly believe that we are presently well reserved with very strong coverage. In addition, our Company remains very well capitalized by industry standards, experiencing a year-over-year increase in its average shareholders' equity of $11.2 million, or 21.4%, to a level of $63.5 million and equity to assets of 7.8%, which is slightly up year-over-year.

Over the course of 2024, United Bancorp, Inc. (UBCP) continued to keenly focus on controlling its net noninterest margin, while executing on its strategic vision of prudently growing and remaining relevant in a very challenging and competitive environment. Regarding the noninterest income-side of the noninterest margin, some fee generating services and lines of business continued to be under attack by both regulatory and political authorities in 2024, which ultimately put pressure on the level of noninterest income that our Company was able to realize. Accordingly (and, instead of dwelling on this negative reality), UBCP looked to find new alternatives to generate additional levels of both noninterest income and other sources of revenue, such as:

- One of the new alternatives was our focus on enhancing our mortgage origination function with the development of Unified Mortgage, which helped our Company generate higher levels of fee income this past year with the heightened production and sale of secondary market mortgage products, along with the enhancement of our interest income levels through the origination of higher levels of portfolio-type mortgage products. In this area, year-over-year, our Company has experienced an increase of $453,000 on the net realized gain on the sale of loans and we anticipate the level of income to grow in this business-line as we further scale this revenue generating function, which has a tremendous level of positive operating leverage at present.

- Another alternative was our stronger commitment to developing our Treasury Management function, which offers fee-based services to our commercial customers in the areas of cash management and payments that produce noninterest income… in addition to helping to control interest expense by generating a higher level of low or no-cost depository balances for our Company.

- Lastly, another alternative to enhancing the overall performance of UBCP (and, one that should strongly contribute to our Company attaining its goal of growing its total assets to a level of $1.0 billion or greater) was the development of our newest banking center, which is currently under construction in the highly favorable market of Wheeling, West Virginia and should be completed for opening in the late third quarter of 2025. Our Company already has many solid customer relationships in this coveted marketplace and we firmly believe that by finally having a "brick-and-mortar" location therein, we will be able to more fully leverage these already existing relationships, while having the opportunity to build many new relationships within this prime market… which, we are already beginning to see happen.

Obviously, these new alternatives that can lead to additional noninterest income and revenue enhancement opportunities for UBCP do have a cost, which already has and will continue to lead to additional expense or overhead for our Company. But, sometimes you have to take one-step back in order to take several-steps forward and that is what we firmly believe we are doing by undertaking these new initiatives. With the revenue challenges that both we and the players within our industry are currently facing, we strongly feel that now is the time for our Company to focus on enhancing and expanding existing lines of business and growing new lines of business… thus, achieving the organic growth that will help lead to the continued and future relevance of UBCP.

As always, our primary focus is protecting the investment of our shareholders in our Company and rewarding them in a balanced fashion by growing their value and paying an attractive cash dividend. In these areas, our shareholders have been nicely rewarded. In 2024, we, once again, paid both our regular cash dividend, which increased by $0.04 to a level of $0.7050, and a special cash dividend of $0.15… for a total payout of $0.8550 this past year, which is an increase of $0.04, or 4.9%, for the year. This total dividend payout level in 2024 produces a near-industry leading total dividend yield of 6.6%. This total dividend yield is based on total dividend paid out this past year and our year-end fair market value of $13.00. On a year-over-year basis as of December 31, 2024,

the fair market value of our Company's stock was up $0.16, or 1.25%, from the prior year and our Company's market price to tangible book value was 122%, which compares favorably to our peer group.

On occasion, United Bancorp, Inc. (UBCP) experiences a milestone event that is worthy of recognition. This past year, our Company experienced such an event, which was the retirement of our long-term Director, Richard Riesbeck. Richard faithfully served as a director of both our affiliate, Unified Bank, and our Company, UBCP, for more than forty years. Richard joined our bank and corporate-level boards of directors in February, 1984. Over the years, Richard's wisdom, guidance and strong governance benefited our Company greatly and helped propel us to many new highs and much success throughout his tenure. His leadership, as the Chairman of the Board of Directors of UBCP for the past ten years, will truly be missed. Richard retired from our bank and corporate boards of directors in October of this past year, at which time I succeeded him as Chairman of UBCP. My relationship with Richard spanned many years and under his tutelage; especially, over the course of the past ten years, he greatly inspired my development and prepared me well to fulfil the responsibilities of my new role. It is a rare occurrence when one serves our great Company for as-long-as Richard! On behalf of our employees, management and directors, I thank Richard for his unwavering loyalty to our Company and wish him nothing but the best in his proverbial "Golden Years" ahead. Thank you, Richard!!

Considering that we continue to operate in both a challenging economic and industry-related environment, we are very pleased with our current performance and prospects for profitable growth. Even with the present threats with which our overall industry is exposed, we are very optimistic about the future growth and earnings potential for United Bancorp, Inc. (UBCP). We firmly believe that with the challenges and paradigmatic shift that our industry has experienced over the course of the past few years, our Company has evolved into a more fundamentally sound organization with a focus on evolving and growing in order to achieve greater efficiencies and scales and generate higher levels of revenue--- while prudently managing expenses and controlling global costs. We have and continue to invest in areas that will lead to our continued relevancy within our industry. Although such initiatives can stress the short-term performance of our Company, we firmly believe that they will help us fulfil our intermediate and longer-term goals and produce above industry average earnings and overall performance. As previously mentioned, we still have a vision of growing UBCP to an asset threshold of $1.0 billion, or greater, in the near term in a prudent and profitable fashion. We are truly excited about our Company's direction and the potential that it brings. With a keen focus on continual process improvement, product development and delivery, we firmly believe the future for our Company is very bright. UBCP is truly blessed to have a "Unified and United" team, management, board of directors and shareholder group. As a successful financial services company, we truly appreciate everyone's continued support…
Together, We Will Accomplish More!

Scott A. Everson
Chairman, President, and Chief Executive Officer
ceo@unitedbancorp.com
February 19, 2025



Certain statements contained herein are not based on historical facts and are "forward-looking statements" within the meaning of Section 21A of the Securities Exchange Act of 1934. Forward-looking statements, which are based on various assumptions (some of which are beyond the Company's control), may be identified by reference to a future period or periods, or by the use of forward-looking terminology, such as "may," "will," "believe," "expect," "estimate," "anticipate," "continue," or similar terms or variations on those terms, or the negative of these terms. Actual results could differ materially from those set forth in forward-looking statements, due to a variety of factors, including, but not limited to, those related to the economic environment, particularly in the market areas in which the company operates, competitive products and pricing, fiscal and monetary policies of the U.S. Government, changes in government regulations affecting financial institutions, including regulatory fees and capital requirements, changes in prevailing interest rates, acquisitions and the integration of acquired businesses, credit risk management, asset/liability management, changes in the financial and securities markets, including changes with respect to the market value of our financial assets, and the availability of and costs associated with sources of liquidity. The Company undertakes no obligation to update or clarify forward-looking statements, whether as a result of new information, future events or otherwise.

DIVIDEND AND STOCK HISTORY

	Cash Dividends Declared [1]	Special Cash Dividends and Stock Dividends	Distribution Date of Dividends and Exchanges
1983	$ 0.05	-	-
1984	$ 0.06	4 for 1 Exchange[2]	January 2, 1984
1985	$ 0.07	-	-
1986	$ 0.09	-	-
1987	$ 0.09	50% Stock Dividend	October 2, 1987
1988	$ 0.10	-	-
1989	$ 0.10	-	-
1990	$ 0.11	-	-
1991	$ 0.12	-	-
1992	$ 0.12	100% Stock Dividend	September 10, 1992
1993	$ 0.12	100% Stock Dividend	November 30, 1993
1994	$ 0.13	10% Stock Dividend	September 9, 1994
1995	$ 0.19	-	-
1996	$ 0.20	10% Stock Dividend	June 20, 1996
1997	$ 0.23	10% Stock Dividend	September 19, 1997
1998	$ 0.26	5% Stock Dividend	December 18, 1998
1999	$ 0.30	5% Stock Dividend	December 20, 1999
2000	$ 0.31	5% Stock Dividend	December 20, 2000
2001	$ 0.32	5% Stock Dividend	December 20, 2001
2002	$ 0.33	5% Stock Dividend	December 20, 2002
2003	$ 0.35	10% Stock Dividend	December 19, 2003
2004	$ 0.39	10% Stock Dividend	December 20, 2004
2005	$ 0.43	10% Stock Dividend	December 20, 2005
2006	$ 0.48	10% Stock Dividend	December 20, 2006
2007	$ 0.52	–	–
2008	$ 0.54	–	–
2009	$ 0.56	–	–
2010	$ 0.56	–	–
2011	$ 0.56	–	–
2012	$ 0.42	–	–
2013	$ 0.29	–	–
2014	$ 0.33	–	–
2015	$ 0.37	5¢ Per Share Special Dividend	December 29, 2016
2016	$ 0.42	5¢ Per Share Special Dividend	December 29, 2017
2017	$ 0.46	5¢ Per Share Special Dividend	December 29, 2018
2018	$ 0.52	5¢ Per Share Special Dividend	December 28, 2019
2019	$ 0.545	–	–
2020	$ 0.57	–	–
2021	$ 0.685	10¢ Per Share Special Dividend	March 19, 2021
2022	$ 0.775	15¢ Per Share Special Dividend	March 18, 2022
2023	$ 0.815	15¢ Per Share Special Dividend	March 20, 2023
2024	$ 0.855	15¢ Per Share Special Dividend	March 20, 2024

2025 ANTICIPATED DIVIDEND PAYABLE DATES

◆ **First Quarter**
March 20, 2025

◆ **Second Quarter***
June 20, 2025

◆ **Third Quarter***
September 19, 2025

◆ **Fourth Quarter***
December 19, 2025

*Subject to action by Board of Directors

[1] Adjusted for stock dividends and exchanges.

[2] Formation of United Bancorp, Inc. (UBCP). Unified Bank (formerly The Citizen's Saving Bank) shareholders received 4 shares of UBCP stock in exchange for 1 share of bank stock.

TOTAL RETURN PERFORMANCE



Index	12/31/19	12/31/20	12/31/21	12/31/22	12/31/23	12/31/24
United Bancorp, Inc.	100.00	96.27	127.13	117.77	109.58	118.75
NASDAQ Composite Index	100.00	144.92	177.06	119.45	172.77	223.87
S&P U.S. BMI Banks Index	100.00	87.24	118.61	98.38	107.32	143.68
S&P U.S. SmallCap Banks Index	100.00	90.82	126.43	111.47	112.03	132.44
S&P U.S. BMI Banks - Midwest Region Index	100.00	85.98	113.59	98.03	100.08	122.10
Dow Jones Index	100.00	109.72	132.71	123.60	143.60	165.12



Erin S. Ball



Jonathan C. Clark



Scott A. Everson



Gary W. Glessner



Brian M. Hendershot



John R. Herzig



John M. Hoopingarner



Bethany E. Schunn

DIRECTORS OF UNITED BANCORP, INC.

Scott A. Everson[1] . . . . Chairman, President & Chief Executive Officer, United Bancorp, Inc.
Chairman, President & Chief Executive Officer, Unified Bank, Martins Ferry, Ohio

Gary W. Glessner[1,2,3,4,✦] . . . . CPA & CGMA, Managing Member, Glessner & Associates, PLLC;
Glessner Wharton Andrews Insurance, LLC; Tiffany's, LLC; GWA Realty, LLC,
GW Rentals, LLC; Trustee, Windmill Truckers Center, Inc., Red Stripe & Associates, LLC, Glessner Enterprises, Inc.

Brian M. Hendershot [2] . . . . President, Ohio-West Virginia Excavating, Shadyside, Ohio

John M. Hoopingarner, Esq.[1,2,3,4] . . . . Of Counsel, McMahon, DeGulis LLP, Columbus, Cleveland & Cincinnati, Ohio

Bethany E. Schunn[2]. . . . . .Plant Manager, Cardinal Operating Company, Brilliant, Ohio

James W. Everson.. Chairman Emeritus 1969 - 2018

OFFICERS OF UNITED BANCORP, INC.

Scott A. Everson . . . . .Chairman, President, & Chief Executive Officer

Matthew F. Branstetter . . . . .Senior Vice President, Chief Operating Officer

Randall M. Greenwood . . . . .Senior Vice President, Chief Financial Officer, & Treasurer

Erika R. Ault . . . . .Corporate Secretary

DIRECTORS OF UNIFIED BANK

Erin S. Ball. . . . . .Vice President, Carenbauer Distributing Corporation, Wheeling, West Virginia

Jonathan C. Clark, Esq.. . . . . Attorney at Law, Lancaster, Ohio

Scott A. Everson[1] . . . . Chairman, President & Chief Executive Officer, United Bancorp, Inc.
Chairman, President & Chief Executive Officer, Unified Bank, Martins Ferry, Ohio

Gary W. Glessner[1,2,✦]. . . . . CPA & CGMA, Managing Member, Glessner & Associates, PLLC;
Glessner Wharton Andrews Insurance, LLC; Tiffany's, LLC; GWA Realty, LLC,
GW Rentals, LLC; Trustee, Windmill Truckers Center, Inc.

Brian M. Hendershot[1,2]. . . . . President, Ohio-West Virginia Excavating, Shadyside, Ohio

John R. Herzig. . . . . President, Toland-Herzig Funeral Homes & Crematory, Strasburg and Dover, Ohio

John M. Hoopingarner, Esq.[1,2]. . . . . .Of Counsel, McMahon, DeGulis LLP, Columbus, Cleveland and Cincinnati, Ohio

Bethany E. Schunn[2]. . . . . .Plant Manager, Cardinal Operating Company, Brilliant, Ohio

James W. Everson.. Chairman Emeritus 1969 - 2018

1 = Executive Committee   2 = Audit Committee   3 = Compensation Committee
4 = Nominating and Governance Committee   ✦ = Lead Director

The journey to becoming the institution we are today began in Martins Ferry, Ohio in 1902. Originally founded as The German Savings Bank and renamed to The Citizens Savings Bank in 1918, the last 122 years have seen growth and change that would have been unimaginable at its' founding. The bank has grown through sound management, the addition of new offices and the acquisition of others. With the name change from The Citizens Savings Bank to Unified Bank in 2019, it has and will continue to move forward.

The growth and success of the bank has been attributed to the association of many dedicated individuals.

PAST PRESIDENTS
Edward E. McCombs, 1902-1936
John E. Reynolds, 1936 – 1940
Harold H. Riethmiller, 1940 – 1973
James W. Everson, 1973 – 2002

Past Board of Directors

Edward E. McCombs, 1902-1936*	James M. Blackford, 1962-1968
John E. Reynolds, 1902-1940	John H. Morgan, 1967-1976
Dr. Joseph W. Darrah, 1902-1937	Emil F. Snyder, 1968-1975
J.A. Crossley, 1902-1903	James H. Cook, 1976-1986
William M. Lupton, 1902-1902	Paul Ochsenbein, 1978-1991
F.K. Dixon, 1902-1909	David W. Totterdale, 1981-1995
Dr. R.H. Wilson, 1902-1905	Albert W. Lash, 1975-1996
Chris A. Heil, 1903-1909	Premo R. Funari, 1976-1997
David Coss, 1904-1938	Donald A. Davison, 1963-1997*
L.L. Scheele, 1905-1917	Harold W. Price, 1999-1999
A.T. Selby, 1906-1954	John H. Clark, Jr., 1976-2001
H.H. Rothermund, 1907-1912	Dwain R. Hicks, 1999-2002
Dr. J.G. Parr, 1912-1930	Michael A. Ley, 1999-2000
T.E. Pugh, 1920-1953	Michael J. Arciello, 1992-2009
J.J. Weiskircher, 1925-1942	Leon F. Favede, O.D., 1981-2012
David H. James, 1925-1963	Herman E. Borkoski, 1987-2012
Dr. C.B. Messerly, 1931-1957	James W. Everson, 1969-2014*
H.H. Riethmiller, 1936-1980*	Robin L. Rhodes, 2007-2015
E.M. Nickles, 1938-1968	Andrew C. Phillips, 2007-2015
L.A. Darrah, 1939-1962	Errol C. Sambuco, 1996-2015
R.L. Heslop, 1941-1983	Samuel J. Jones, 2007-2015
Joseph E. Weiskircher, 1943-1975	Matthew C. Thomas, 1988-2016
Edward M. Selby, 1953-1976	Terry A. McGhee, 2001-2017
David W. Thompson, 1954-1966	Carl A Novak, D.D.S., 2018-2021
Dr. Charles D. Messerly, 1957-1987	Richard L. Riesbeck, 1984-2024*

* Past Chairman

United Bancorp, Inc.'s (the Company) common stock trades on *The Nasdaq Capital Market* tier of The Nasdaq Stock Market under the symbol UBCP, CUSIP #909911109. At year-end 2024, there were 5,826,988 shares issued, held among approximately 3,000 shareholders of record and in street name. The following table sets forth the quarterly high and low closing prices of the Company's common stock from January 1, 2024 to December 31, 2024 compared to the same periods in 2023 as reported by the NASDAQ.

| | 2024 | | | | 2023 | | | |
	31-Mar	30-Jun	30-Sep	31-Dec	31-Mar	30-Jun	30-Sep	31-Dec
Market Price Range								
High ($)	$ 15.00	14.86	13.02	14.65	$ 15.43	14.37	12.24	13.95
Low ($)	$ 11.51	11.41	11.40	12.30	$ 12.26	11.14	11.23	9.90
Cash Dividends								
Quarter ($)	$ 0.3225	0.1750	0.1775	0.1800	$ 0.3125	0.1650	0.1675	0.1700
Cumulative ($)	$ 0.3225	0.4975	0.6750	0.8550	$ 0.3125	0.4775	0.6450	0.8150

Investor Relations:

A copy of the Company's Annual Report on form 10-K as filed with the SEC, will be furnished free of charge upon written or E-mail request to:

Randall M. Greenwood, CFO
United Bancorp, Inc.
201 South 4th Street
PO Box 10
Martins Ferry, OH 43935
or
cfo@unitedbancorp.com

Dividend Reinvestment and Stock Purchase Plan:

Shareholders may elect to reinvest their dividends in additional shares of United Bancorp, Inc.'s common stock through the Company's Dividend Reinvestment Plan. Shareholders may also invest optional cash payments of up to $5,000 per month in our common stock at market price. To arrange automatic purchase of shares with quarterly dividend proceeds, please contact:

Equiniti Trust Company, LLC
48 Wall Street, Floor 23
New York, NY 10005
Phone (US Shareholders):
+1 (800) 937-5449
Phone (Non-US Shareholders):
+1 (718) 921-8124

Annual Meeting:

The Annual Meeting of Shareholders will be held at 2:00 p.m., April 16, 2025 at the Corporate Offices in Martins Ferry, Ohio.

Internet:

Please look us up at
http//:www.unitedbancorp.com

Independent Auditors:

S.R. Snodgrass, P.C.
2009 Mackenzie Way, Suite 340
Cranberry Township, PA 16066
(724) 934 0344

Corporate Offices:

Unified Bank Building
201 South 4th Street, Martins Ferry, Ohio 43935
Erika R. Ault
Corporate Secretary
(888) 275-5566 (EXT 6113)
(740) 633-0445 (EXT 6113)
(740) 633-1448 (FAX)

Transfer Agent and Registrar:

For transfers and general correspondence, please contact:
Equiniti Trust Company, LLC
48 Wall Street, Floor 23
New York, NY 10005
Phone (US Shareholders): +1 (800) 937-5449
Phone (Non-US Shareholders): +1 (718) 921-8124

Stock Trading:

Raymond James
222 South Riverside Plaza
7th Floor
Chicago, Illinois 60606
Anthony LanFranco
312-655-2961

Piper | Sandler
Jonathan Rook
1 Greewich Plz
Greewich, CT 06830-6352
212-466-8036

*In the following pages, management presents an analysis of **United Bancorp, Inc.'s** financial condition and results of operations as of and for the year ended December 31, 2024 as compared to prior years. This discussion is designed to provide shareholders with a more comprehensive review of the operating results and financial position than could be obtained from an examination of the financial statements alone. This analysis should be read in conjunction with the Consolidated Financial Statements and related footnotes and the selected financial data included elsewhere in this report.*

When used in this discussion or future filings by the Company with the Securities and Exchange Commission, or other public or shareholder communications, or in oral statements made with approval of an authorized executive officer, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," "believe," or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and to advise readers that various factors, including regional and national economic conditions, changes in levels of market interest rates, credit risks of lending activities and competitive and regulatory factors, could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from those anticipated or projected.

The Company is not aware of any trends, events or uncertainties that will have or are reasonably likely to have a material effect on its liquidity, capital resources or operations except as discussed herein. The Company is not aware of any current recommendations by regulatory authorities that would have such effect if implemented.

The Company does not undertake, and specifically disclaims, any obligation to publicly release any revisions that may be made to any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

Financial Condition

Overview

We are happy to report on the solid earnings and, overall, stable performance of United Bancorp, Inc. (UBCP) for the fourth quarter and year ended December 31, 2024. For the quarter, our Company produced net income and diluted earnings per share results of $1,850,000 and $0.31, which were respective decreases of $539,000 and $0.11 from the results achieved for the fourth quarter of the previous year. But, on a linked-quarter basis, net income increased by $29,000, or 1.6%, and diluted earnings per share matched the level achieved the previous quarter at $0.31. For the year, UBCP produced net income and diluted earnings per share of $7,402,000 and $1.27, which were respective decreases of $1,548,000 and $0.30 compared to the results achieved for the same period in 2023. As we navigated through the twelve months ended December 31, 2024, our Company, like most companies operating in the financial services industry, fought the battle of net interest margin compression, an increased provision for credit loss expense and limited balance sheet growth as interest rates remained elevated throughout most of 2024. As we started 2024, the interest rates forecast by most economists and the financial markets indicated that we could expect up to seven rate cuts throughout the year, which, overall, was projected to be favorable for our industry as it would help control funding costs and create stronger demand for our loan products. As we progressed through the year, interest rates



Total Assets (In Thousands)

$860,000		
$820,000		
$780,000		
$740,000		
$700,000		
$660,000		
$620,000		
$757,400	$819,449	$816,656
2022	**2023**	**2024**

ended-up being higher for longer. Although the Federal Open Market Committee of the Federal Reserve (FOMC) did cut the target for the Federal Funds Rate (FFR) by year-end by one hundred basis points which began at their September 18, 2024 meeting monetary policy remained more restrictive and interest rates higher than forecast at the beginning of the year. This reality created challenges for both our Company and industry by putting pressure on net interest margins and limiting loan growth, which had an impact on the bottom-line performances of our Company and many financial institutions. Regardless of these challenges and all things considered at present, we are generally satisfied with the current performance of our Company. We firmly believe that these challenges will be short-lived and will be overcome as we execute on some of our strategic objectives and get a return on current capital investments over the course of the next twelve to twenty-four months, which should lead to higher levels of growth and improved performance in future periods.

In 2024, it was somewhat challenging to profitably leverage our balance sheet and, accordingly, United Bancorp, Inc. (UBCP) only achieved marginal growth in assets over the course of the year. As of December 31, 2024, our Company's total average assets were $828.1 million, an increase of $26.0 million, or 3.2%, year-over-year. For this same period, our Company's gross loans increased by $7.7 million, or 1.6%, to a level of $491.0 million. For most of the year, our loans outstanding were relatively stagnant as evidenced by our average loans of $480.8 million. Encouragingly, in the fourth quarter, we saw our gross loans increase by $16.0 million on a linked-quarter basis, which is 13.4% annualized. Also, for the year, our Company had a marginal increase in its average investment securities of $17.5 million, or 7.5%, to a level of $250.6 million. With this marginally higher level of earning assets and with our loans outstanding continuing to reprice in a higher interest rate environment, we were able to increase the level of total interest income that our Company generated by $2.7 million, or 7.3%, for the year. But, this year-over-year increase in total interest income was more than offset by the increase in total interest expense experienced by UBCP. At December 31, 2024, our Company's total interest expense increased year-over-year by $3.7 million, or 33.7%, even though average total deposits decreased by $16.2 million or 2.6%. The increase in our Company's total interest expense can be attributed to the change in the mix of our retail depository funding from lower cost demand and savings balances to higher cost term funding, along with having a previously disclosed $75.0 million Federal Home Loan Bank (FHLB) Advance which we originated in mid-March 2023 for the entirety of this year. In addition, our Company had a previously fixed rate subordinated debenture reprice and start floating on a quarterly basis in the mid-second quarter of this past year, which ultimately led to our Company paying a higher rate of interest on this borrowing. Relating to the change in the mix of our retail funding, lower cost demand and savings balances decreased by $24.3 million, or 5.2%, while higher cost time balances increased by $16.3 million or 10.8%. Considering all of these aforementioned factors, the level of net interest income that we achieved in 2024 declined by $1.0 million, or 4.0%, to a level of $24.8 million and our net interest margin declined by fourteen 14 basis points from 3.65% to 3.51%. In the most recently ended quarter, our Company was able to slow the level of decline of its net interest income experiencing a decrease of $154,000, or 2.4%, year-over-year. Of note, in the fourth quarter of 2024



Loans-Net (In Thousands)

2022 — $458,823
2023 — $479,318
2024 — $486,945

and on a linked-quarter-basis, our Company saw its net interest income and net interest margin respectively increase by $206,000, or 3.4%, and one basis point from 3.50% to 3.51%. We are optimistic that this trend will continue in the coming quarters especially if the monetary policy of the Federal Open Market Committee (FOMC) continues to become less restrictive or, at a minimum, remains stable at present levels. Lastly, relating to our retail deposit base and of significance our Company does not have any brokered deposits and total uninsured deposits as of December 31, 2024 totaled 17.6% of total deposits, which are both very low compared to industry standards and strongly indicative of our Company's focus on building strong relationships with long-term, core deposits.

Even with the continued heightened inflation levels and related increases in interest rates that may be impacting some of our borrowers with higher operating costs and rate resets to higher interest rate levels on their loans, we have successfully maintained credit-related strength and stability within our loan portfolio. As of December 31, 2024, our Company's total nonaccrual loans and loans past due 30 plus days were $1.0 million, or 0.21% of gross loans, which is down from last year by $122,000 or 10.6%. Also, as of year-end, United Bancorp, Inc.'s (UBCP) nonperforming assets to total assets was a very respectable 0.50%, which is a three (3) basis point increase from last year and the same level as last quarter. Further highlighting the overall strength of our loan portfolio, our Company had net loans charged off (excluding overdrafts) of $205,000, which annualized is 0.04% of average loans. Considering some of the economic uncertainty and macroeconomic trends this past year, our Company had a provision for credit loss expense of $125,000 for the quarter and $299,000 for the year (versus a reversal of credit loss expense the previous year for each period), which are respective increases of $278,000 for the quarter and $753,000 for the year. For the quarter and twelve months ended December 31, 2024, this year-over-year increase in the provision for credit loss expense caused a decrease in our Company's diluted earnings per share for

Total Average Earning Assets



(In Thousands)

$765,000
$725,000
$685,000
$645,000
$605,000
$565,000
$525,000

$685,476 — 2022
$750,544 — 2023
$764,010 — 2024

the quarter of $0.04 and for the year of approximately $0.11. With the increased provision for credit losses this past year and continued solid credit quality-related metrics as year-end, our Company had a total allowance for credit losses to total loans of 0.82% and its total allowance for credit losses to nonaccrual loans was 547% as of December 31, 2024. Overall, we firmly believe that we are presently well reserved with very strong coverage.

United Bancorp, Inc. (UBCP), like most banking organizations, has felt the pressure of operating in an environment wherein monetary policy has driven interest rates higher for a longer duration than many of us anticipated which has created different challenges for us and most banks. Fortunately, we have begun to see more positive financial performance results with the unwinding of more restrictive monetary policy that began toward the end of the third quarter of this past year by the Federal Open Market Committee (FOMC). As our Company is beginning to see over the course of the most recently completed quarter, this less restrictive monetary policy should help alleviate some of this pressures that we have experienced during the tightening cycle, which commenced in early 2022; especially, relating to our cost of our funding and the impact that it has had on our net interest margin, among other things. Overall, we are very happy with the solid financial performance that our Company achieved in 2024. As previously mentioned, even though UBCP experienced solid year-over-year growth in the level of total interest income that it generated for the year-ended December 31, 2024, our Company experienced a greater increase in the total interest expense that it incurred, which caused the aforementioned decline in our net interest income for the year. Fortunately for our Company, taking the $75.0 million advance from the Federal Home Loan Bank (FHLB) toward the end of the first quarter of last year, to this point, has helped us to somewhat mitigate this decline in our net interest income by affording us the ability to be more selective in the pricing of our offering rates on our interest-bearing depository products

while maintaining adequate levels of liquidity. With a present net interest margin of 3.51% as of December 31, 2024, we believe that this performance metric compares favorably to that of our peer group and industry at present.

Even though we have seen a dissipation of the pressure on our net interest margin and a related increase in the level of net interest income that United Bancorp, Inc. (UBCP) achieved on a linked-quarter basis beginning this past quarter, we continue to keenly focus on controlling our net noninterest margin, while executing on our strategic vision of prudently growing our Company and remaining relevant in a very challenging and competitive environment. Regarding the noninterest income-side of the noninterest margin, some fee generating services and lines of business continued to be under attack by both regulatory and political authorities in 2024, which ultimately put pressure on the level of noninterest income that our Company was able to realize. Accordingly (and, instead of dwelling on this negative reality), UBCP looked to find new alternatives to generate additional levels of both noninterest income and other sources of revenue. One of these new alternatives was our focus on enhancing our mortgage origination function with the development of Unified Mortgage, which helped our Company generate higher levels of fee income this past year with the heightened production and sale of secondary market mortgage products, along with the enhancement of our interest income levels through the origination of higher levels of portfolio-type mortgage products. In this area, year-over-year, our Company has experienced an increase of $453,000 on the net realized gain on the sale of loans and we anticipate the level of income to grow in this business-line as we further scale this revenue generating function, which has a tremendous level of positive operating leverage at present. Another alternative is our stronger commitment to developing our Treasury Management function, which offers fee-based services to our commercial customers in the areas of cash management and payments that produce noninterest income in addition to helping to control interest expense by generating a higher level of low or no-cost depository balances for our Company. Lastly, another alternative to enhancing the overall performance of UBCP (and, one that should strongly contribute to our Company attaining its goal of growing its total assets to a level of $1.0 billion or greater) is the development of our newest banking center, which is currently under construction in the highly favorable market of Wheeling, West Virginia and should be completed for opening in the third quarter of 2025. Our Company already has many solid customer relationships in this coveted marketplace and we firmly believe that by finally having a brick-and-mortar location therein, we will be able to more fully leverage these already existing relationships, while having the opportunity to build many new relationships within this prime market which, we are already beginning to see happen. Obviously, these new alternatives that can lead to additional noninterest income and revenue enhancement opportunities for UBCP do have a cost, which already has and will continue to lead to additional expense or overhead for our Company. But, sometimes you have to take one-step back in order to take several-steps forward and that is what we firmly believe we are doing by undertaking these new initiatives. With the revenue challenges that both we and the players within our industry are currently facing, we strongly feel that now is the time for our Company to focus on enhancing and expanding existing lines of business and growing new lines of business thus, achieving the organic growth that will help lead to the continued and future relevance of UBCP.

Our primary focus is protecting the investment of our shareholders in our Company and rewarding them in a balanced fashion by growing their value and paying an attractive cash dividend. In these areas, our shareholders have been nicely rewarded. In 2024, we, once again, paid both our regular cash dividend, which increased by $0.04 to a level of $0.7050, and a special cash dividend of $0.15 for a total payout of $0.8550 this past year, which is an increase of $0.04, or 4.9%, for the year. This total dividend payout level in 2024 produces a near-industry leading total dividend yield of 6.8%. This total dividend yield is based on total dividend paid out this past year and our quarter-end fair market value of $13.00. On a year-over-year basis as of December 31, 2024, the fair market value of our Company's stock was up $0.16, or 1.25%, from the prior year and our Company's market price to tangible book value was 115%, which compares favorably to our peer group.

Considering that we continue to operate in both a challenging economic and industry-related environment, we are very pleased with our current performance and future prospects. Even with the present threats with which

our overall industry is exposed, we are very optimistic about the future growth and earnings potential for United Bancorp, Inc. (UBCP). We firmly believe that with the challenges that our industry has experienced over the course of the past few years, our Company has evolved into a more fundamentally sound organization with a focus on evolving and growing in order to achieve greater efficiencies and scales and generate higher levels of revenue while prudently managing expenses and controlling overall costs. We have and continue to invest in areas that will lead to our continued and future relevancy within our industry. Although such initiatives can stress the short-term performance of our Company, we firmly believe that they will help us fulfil our intermediate and longer-term goals and produce above industry average earnings and overall performance. As previously mentioned, we still have a vision of growing UBCP to an asset threshold of $1.0 billion or greater in the near term in a prudent and profitable fashion. We are truly excited about our Company's direction and the potential that it brings.

Earning Assets - Loans

The Company's gross loans totaled $491.0 million at December 31, 2024, representing a $7.7 million, or 1.60%, increase over the $483.2 million at December 31, 2023. Average loans totaled $480.8 million for 2024, representing a 3.71% increase compared to average loans of $463.6 million for 2023.

The increase in gross loans from December 31, 2023 to December 31, 2024 was primarily an increase in commercial and industrial by $7.5 million.

The Company's commercial and commercial real estate loan portfolio represents 79.5% of the total portfolio at December 31, 2024 compared to 79.4% at December 31, 2023. The Company's commercial and commercial real estate loans increased approximately $7.3 million from December 31, 2023 to December 31, 2024. We utilize all the SBA, Ohio Department of Development and State of Ohio loan programs as well as local revolving loan funds to best fit the needs of our customers.

The Company's installment lending portfolio represented 1.8% of the total portfolio at December 31, 2024, compared to 1.4% at December 31, 2023. Competition for installment loans principally comes from the captive finance companies offering low to zero percent financing for extended terms. The Company's residential real estate portfolio represents 18.7% of the total portfolio at December 31, 2024, compared to 19.3% at December 31, 2023. Residential real estate loans are comprised of 1-, 3-, and 5-year adjustable-rate mortgages and 15-year fixed rate loans used to finance 1-4 family units.

Net Income (In Thousands)

2022	$8,657
2023	$8,950
2024	$7,402

The Company also offers fixed-rate real estate loans through our Secondary Market Real Estate Mortgage Program. Once these fixed-rate loans are originated and immediately sold without recourse in what is referred to as the secondary market, the Company does not assume credit risk or interest rate risk in this portfolio. This arrangement is quite common in banks and saves our customers from looking elsewhere for their home financing needs.

The Company did recognize a gain on the sale of secondary market loans of $482,000 in 2024 and a gain of $29,000 in 2023.

The allowance for credit losses totaled $4.0 million at December 31, 2024, which represented 0.82% of total loans. The allowance for credit losses at December 31, 2023, was $3.9 million or 0.81% of total loans. The allowance represents the amount which management and the Board of Directors estimates is adequate to provide for probable losses inherent in the loan portfolio. The allowance balance and the provision charged to expense are reviewed by management and the Board of Directors monthly using a risk evaluation model that considers borrowers' past due experience, economic conditions and various other circumstances that are subject to change over time. Management believes the current balance of the allowance for credit losses is adequate to absorb estimated credit losses associated with the loan portfolio. Net loan charge-offs (exclusive of overdrafts net charge-offs of $116,000) for the year ended December 31, 2024 were approximately $205,000. Net loans charged off (exclusive of overdrafts net charge-offs $120,000) was ($20,000) for the year ended December 31, 2023. The Company adopted ASU No. 2016-13 effective January 1, 2023. The impact of the adoption was $2.4 million in the allowance for credit losses.

The Company generally recognizes interest income on the accrual basis, except for certain loans which are placed on non-accrual status, when in the opinion of management; doubt exists as to collection on the loan. The Company's policy is to generally place loans greater than 90 days past due on non-accrual status unless the loan is both well secured and in the process of collection. When a loan is placed on non-accrual status, interest income may be recognized on a cash basis as payment is received if the loan is well secured. If the loan is not deemed well secured, payments are credited to principal.

Management and the Board of Directors believe the current balance of the allowance for credit losses is sufficient to cover probable incurred losses. Refer to the Provision for Credit Losses section for further discussion on the Company's credit quality.

Earning Assets – Securities and Federal Funds Sold

The securities portfolio is comprised of U.S. Government agency-backed securities, tax-exempt obligations of state and political subdivisions and certain other investments. Securities available for sale at December 31, 2024 decreased approximately $2.1 million from December 31, 2023 totals.

Sources of Funds – Deposits

The Company's primary source of funds is retail core deposits from individuals and business customers. Total deposits decreased $8.0 million, or 1.3%, from $621.5 million at December 31, 2023 to $613.5 million at December 31, 2024. Overall the total deposit decrease was mainly focused on non-interest and interest bearing demand and deposit accounts and savings accounts.

On average, the Company has a strong deposit base from public agencies, including local school districts, city and township municipalities, public works facilities and others, which may tend to be more seasonal in nature resulting from the receipt and disbursement of state and federal grants. These entities have maintained relatively stable balances with the Company due to various funding and disbursement timeframes.

Sources of Funds – Securities Sold Under Agreements to Repurchase and Other Borrowed Funds Other interest bearing liabilities include securities sold under agreements to repurchase, and Federal Home Loan Bank ("FHLB") advances. Securities sold under agreements to repurchase increased approximately $3.7 million from December 31, 2023 to December 31, 2024. Securities sold under agreements



Total Allowance for Credit Losses to Total Loans

to repurchase totaled $30.5 million and $26.8 million at December 31, 2024 and 2023, respectively. At December 31, 2024 and 2023, advances from the Federal Home Loan Bank were $75.0 million. At December 31, 2024, required annual payments on Federal Home Loan Bank advances were for years ending December 31, 2026 $20.0 million (4.39% fixed rate), December 31, 2027 $35.0 million (4.24% fixed rate) and December 31, 2028 $20.0 million (4.11% fixed rate).

On May 14, 2019 the Company issued $20,000,000 of junior subordinated debentures in denominations of not less than $250,000. The debentures bore interest at a fixed rate of 6.0% until May 2024. The debenture now has a floating interest rate equal to the three-month SOFR plus 3.625%, resetting quarterly. Interest on the subordinated notes will be was payable semiannually through May 2024 and now payable quarterly through the maturity date of May 2029. Principal is due upon maturity. The debentures are unsecured and payable to various investors. For purposes of computing regulatory capital, the debentures are included in Tier 2 Capital. The subordinated notes may be repaid in whole or in part up the maturity date of May 2029.

Performance Overview 2024 to 2023

Net Income

The Company reported basic and diluted earnings per share of $1.27 and net income of $7,402,000 for the year ended December 31, 2024, a decrease of $1.5 million, or 17.3%, over net income of $8,950,000 for the year ended December 31, 2023.

Net Interest Income

Net interest income, by definition, is the difference between interest income generated on interest-earning assets and the interest expense incurred on interest-bearing liabilities. Various factors contribute to changes in net interest income, including volumes, interest rates and the composition or mix of interest-earning assets in relation to interest-bearing liabilities.

Average interest-earning assets increased $13.5 million in 2024, as compared to 2023 while the associated weighted average yield on these interest-earning assets increased from 5.12% in 2023 to 5.43% for 2024. Average interest bearing liabilities increased $10.9 million in 2024 as compared to 2023, while the associated weighted-average costs on these interest-bearing liabilities increased from 1.84% in 2023 to 2.42% in 2024. Refer to the sections on Asset and Liability Management and Sensitivity to Market Risks and Average Balances, Net Interest Income and Yields Earned and Rates Paid elsewhere herein for further information.

Provision for (Reversal of) Credit Loss Expense - Loans The provision for (reversal of) credit losses is a charge or credit to expense recorded to maintain the related balance sheet allowance for credit losses at an amount considered adequate by Management and the Board of Directors to cover expected future credit losses in the portfolio. In 2024 the Company had a provision for credit loss expense of $299,000 as compared to a $454,000 credit release in 2023. At December 31, 2024, our total non-accrual loans were

(In thousands)	2024	2023
Noninterest income		
Customer service fees	$ 2,993	$ 2,940
Net gains on loan sales	482	29
Earnings on bank-owned life insurance	761	725
Realized loss on sale of available for sale securities	(116)	-
Other	340	360
Total noninterest income	$ 4,460	$ 4,054
Noninterest expense		
Salaries and employee benefits	$ 10,083	$ 10,272
Net occupancy and equipment expense	2,318	2,064
Professional service fees	1,819	1,427
Data processing and related electronic services	1,709	1,525
Insurance	622	623
Deposit Insurance premiums	372	375
Franchise and other taxes	585	555
Advertising expense	425	361
Printing and office supplies	112	113
Amortization of intangible assets	150	150
Other	3,471	3,383
Total noninterest expense	$ 21,666	$ 20,852

$736,000 or 0.15% of total loans. This level of non-accrual loans was an increase of $249,000 over the previous year. In addition, other real estate and repossession (OREO) decreased by $15,000 year-over-year. At year-end, nonaccrual loans and OREO to total assets was a very solid 0.50%, along with loans past due 30+ days at $289,000 or 0.06% of total loans.

Noninterest Income

Total noninterest income is made up of bank-related fees and service charges, as well as other income-producing services, sales of loans in the secondary market, ATM income, early-redemption penalties for certificates of deposit, safe deposit rental income, deposit service fees, earnings on bank-owned life insurance and other miscellaneous items.

Noninterest income for the year ended December 31, 2024 was $4,460,000, an increase of $406,000, compared to $4,054,000 for the year ended December 31, 2023. The main driver is the increase of $453,000 net gains on loan sales from 2023 to 2024, offset by realized losses on sale of available-for-sale securities of $116,000.

Noninterest Expense

The Company saw its noninterest expense increase by $814,000 or 3.9% year-over-year. Our Company was able to successfully apply and be approved for an Employee Retention Credit (ERC) in the first quarter which helped to offset the general increase due to inflation during 2024.

Income tax (benefit) expense for 2024 was ($107,000) compared to $541,000 in 2023, a decrease of $648,000. The Company's effective (benefit) income tax rate was (1.5%) in 2024 and 5.7% in 2023. Refer to Note 9 Income Taxes for a reconciliation of the effective tax rate for the Company. Refer to Annual report for schedule

Asset/Liability Management and\Sensitivity to Market Risks

In the environment of changing business cycles, interest rate fluctuations and growing competition, it has become increasingly difficult for banks to produce adequate earnings on a consistent basis. Although management can anticipate changes in interest rates, it is not possible to reliably predict the magnitude of interest rate changes. As a result, the Company must establish a sound asset/liability management policy, which will minimize exposure to interest rate risk while maintaining an acceptable interest rate spread and insuring adequate liquidity.

The principal goal of asset/liability management – earnings management – can be accomplished by establishing decision processes and control procedures for all bank assets and liabilities. Thus, the full scope of asset/liability management encompasses the entire balance sheet of the Company. The broader principal components of asset/liability management include, but are not limited to liquidity planning, capital planning, gap management and spread management.

By definition, liquidity is measured by the Company's ability to raise cash at a reasonable cost or with a minimum amount of loss. Liquidity planning is necessary so the Company will be capable of funding all obligations to its customers at all times, from meeting their immediate cash withdrawal requirements to fulfilling their short-term credit needs.

Capital planning is an essential portion of asset/liability management, as capital is a limited Bank resource, which, due to minimum capital requirements, can place possible restraints on Bank growth. Capital planning refers to maintaining capital standards through effective growth management, dividend policies and asset/liability strategies.

Gap is defined as the dollar difference between rate sensitive assets and rate sensitive liabilities with respect to a specified time frame. A gap has three components – the asset component, the liability component, and the time component. Gap management involves the management of all three components.

Gap management is defined as those actions taken to measure and match rate-sensitive assets to rate-sensitive liabilities. A rate-sensitive asset is any interest-earning asset, which can be repriced to a market rate in a given time frame. Similarly, a rate-sensitive liability is any interest-bearing liability, which can have its interest rate changed to a market rate during the specified time period. Caps, collars and prepayment penalties may prevent certain loans and securities from adjusting to the market rate.

A negative gap is created when rate-sensitive liabilities exceed rate-sensitive assets and, conversely, a positive gap occurs when rate-sensitive assets exceed rate-sensitive liabilities. Generally, a negative gap position will cause profits to decline in a rising interest rate environment and cause profits to increase in a falling interest rate environment. Conversely, a positive gap will cause profits to decline in a falling interest rate environment and increase in a rising interest rate environment. The Company's goal is to have acceptable profits under any interest rate environment. To avoid volatile profits as a result of interest rate fluctuations, the Company attempts to match interest rate sensitivities.

The Company achieves this by pricing both the asset and liability components to yield a sufficient interest rate spread, so that profits will remain relatively consistent across interest rate cycles.

Management of the income statement is called spread management and is defined as managing investments, loans, and liabilities to achieve an acceptable spread between the Company's return on its earning assets and its cost of funds. Gap management without consideration of interest spread can cause unacceptably low profit margins. Spread management without consideration of gap positions can cause acceptable profits in some interest rate environments and unacceptable profits in others. A sound asset/liability management program combines gap and spread management into a single cohesive system.

Management measures the Company's interest rate risk by computing estimated changes in net interest income and the Net Portfolio Value ("NPV") of its cash flows from assets, liabilities and off-balance-sheet items in the event of a range of assumed changes in market interest rates. The Bank's senior management and the Executive Committee of the Board of Directors, comprising the Asset/Liability Committee ("ALCO"), review the exposure to interest rates monthly. Exposure to interest rate risk is measured with the use of an interest rate sensitivity analysis to determine the change in NPV in the event of hypothetical changes in interest rates, while interest rate sensitivity gap analysis is used to determine the repricing characteristics of the assets and liabilities.

NPV represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance-sheet items.

Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, loan prepayments and deposit decay rates, and should not be relied upon as indicative of actual results. Further, the computations do not contemplate any actions the Company may undertake in response to changes in interest rates. The NPV calculation is based on the net present value of discounted cash flows utilizing market prepayment assumptions and market rates of interest provided by surveys performed during each quarterly period, with adjustments made to reflect the shift in the Treasury yield curve between the survey date and quarter-end date. Certain shortcomings are inherent in this method of analysis presented in the computation of estimated NPV. Certain assets such as adjustable-rate loans have features that restrict changes in interest rates on a short-term basis and over the life of the asset. In addition, the portion of adjustable-rate loans in the Company's portfolio could decrease in future periods if market interest rates remain at or decrease below current levels due to refinancing activity. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate from those assumed in the table. Finally, the ability of many borrowers to repay their adjustable-rate debt may decrease in the case of an increase in interest rates.

The following tables present an analysis of the potential sensitivity of the Company's net present value of its financial instruments to sudden and sustained changes in the prevailing interest rates.

The projected volatility of the net present value at both December 31, 2024 and 2023 fall within the general guidelines established by the Board of Directors. The 2024 NPV table shows that in a falling interest rate environment, in the event of a 100 basis point change, the NPV would increase 1%. In the event of a 200 basis point change, the NPV would increase 3%.

In an upward change in interest rates, the Company's NPV would decrease 4% with a 100 basis point interest rate increase. In a 200 basis point rate increase, the Company's NPV would decrease 13%.

(Dollars in Thousands)

Net Portfolio Value - December 31, 2024

Change in Rates	$ Amount	$ Change	% Change
+200	128,118	(19,469)	-13%
+100	141,329	(6,258)	-4%
Base	147,587	-	-
-100	149,395	1,808	1%
-200	152,395	4,808	3%

(Dollars in Thousands)

Net Portfolio Value - December 31, 2023

Change in Rates	$ Amount	$ Change	% Change
+200	131,619	(3,624)	-3%
+100	134,561	(682)	-1%
Base	135,243	-	-
-100	132,326	(2,917)	-2%
-200	124,865	(10,378)	-8%

The following table is a summary of selected quarterly results of operations for the years ended December 31, 2024 and 2023.

	Three Months Ended			
	March 31	June 30	September 30	December 31
	(In thousands, except per share data)			
	2024			
Total interest income	$ 9,621	$ 9,878	$ 9,944	$ 10,078
Total interest expense	3,506	3,676	3,805	3,734
Net interest income	6,115	6,202	6,139	6,344
Provision (Credit) for losses on loans	-	105	69	125
Noninterest income	866	1,184	1,215	1,195
Noninterest expense	4,838	5,668	5,529	5,631
Income before income taxes	2,143	1,613	1,756	1,783
Federal income taxes	150	(127)	(64)	(66)
Net income	$ 1,993	$ 1,740	$ 1,820	$ 1,849
Earnings per share				
Basic	$ 0.35	$ 0.30	$ 0.31	$ 0.31
Diluted	$ 0.35	$ 0.30	$ 0.31	$ 0.31

	Three Months Ended			
	March 31	June 30	September 30	December 31
	(In thousands, except per share data)			
	2023			
Total interest income	$ 8,208	$ 9,286	$ 9,651	$ 9,704
Total interest expense	1,785	2,941	3,085	3,203
Net interest income	6,423	6,345	6,566	6,501
Provision (Credit) for losses on loans	-	(146)	(154)	(154)
Noninterest income	1,016	1,046	963	1,029
Noninterest expense	5,438	5,089	5,233	5,092
Income before income taxes	2,001	2,448	2,450	2,592
Federal income taxes	113	168	58	202
Net income	$ 1,888	$ 2,280	$ 2,392	$ 2,390
Earnings per share				
Basic	$ 0.33	$ 0.40	$ 0.42	$ 0.42
Diluted	$ 0.33	$ 0.40	$ 0.42	$ 0.42

Average Balances, Net Interest Income and Yields Earned and Rates Paid

The following table provides average balance sheet information and reflects the taxable equivalent average yield on interest-earning assets and the average cost of interest-bearing liabilities for the years ended December 31, 2024 and 2023. The yields and costs are calculated by dividing income or expense by the average balance of interest-earning assets or interest-bearing liabilities.

The average balance of available-for-sale securities is computed using the carrying value of securities while the yield for available for sale securities has been computed using the average amortized cost. Average balances are derived from average month-end balances, which include nonaccruing loans in the loan portfolio, net of the allowance for credit losses. Interest income has been adjusted to tax equivalent basis.

(Dollars In thousands)	2024			2023		
	Average Balance	Interest Income/ Expense	Yield/ Rate	Average Balance	Interest Income/ Expense	Yield/ Rate
Assets						
Interest-earning assets						
Loans (1)	$ 480,838	28,395	5.91%	$ 463,612	25,261	5.45%
Taxable securities - AFS	48,572	2,006	4.13	75,494	2,741	3.63
Tax-exempt securities - AFS (1)	197,365	9,319	4.71	154,151	7,430	4.82
Federal funds sold	33,224	1,446	4.35	53,826	2,752	5.11
FHLB stock and other	4,011	383	9.55	3,461	254	7.34
Total interest-earning assets	764,010	41,549	5.43	750,544	38,438	5.12
Noninterest-earning assets						
Cash and due from banks	5,154			8,967		
Premises and equipment (net)	18,751			12,222		
Other nonearning assets	44,186			34,244		
Less: allowance for loan losses	(4,022)			(3,923)		
Total noninterest-earning assets	63,286			51,510		
Total assets	$ 828,079			$ 802,054		
Liabilities & stockholders' equity						
Interest-bearing liabilities						
Demand deposits	$ 186,465	1,714	0.92	$ 216,947	1,923	0.89
Savings deposits	126,303	121	0.10	137,862	132	0.10
Time deposits	164,102	6,311	3.85	134,011	3,818	2.85
Subordinated debentures	23,848	1,936	8.12	23,787	1,532	6.44
Repurchase agreements	32,895	1,456	4.43	25,049	1,053	4.20
Advances from Federal Home Loan	75,000	3,184	4.25	60,081	2,556	4.25
Total interest-bearing liabilities	608,613	14,722	2.42	597,737	11,014	1.84
Noninterest-bearing liabilities						
Demand deposits	142,714			146,987		
Other liabilities	9,019			5,042		
Total noninterest-bearing liabilities	151,733			152,029		
Total liabilities	760,346			749,766		
Total stockholders' equity	67,733			52,288		
Total liabilities & stockholders' equity	$ 828,079			$ 802,054		
Net interest income		$ 26,827			$ 27,424	
Net interest spread			3.01%			3.28%
Net yield on interest-earning assets			3.51%			3.65%

- For purposes of this schedule, nonaccrual loans are included in loans.
- Fees collected on loans are included in interest on loans. Not material for comparative purposes.

(1) Shown on a tax equivalent basis. Federal taxes of 21%.

For purposes of this schedule, nonaccrual loans are included in loans.

Fees collected on loans are included in interest on loans. Not material for comparative purposes.

Shown on a tax equivalent basis. Federal taxes of 21%. For purposes of this schedule, nonaccrual loans are included in loans.

Fees collected on loans are included in interest on loans. Not material for comparative purposes.

Shown on a tax equivalent basis. Federal taxes of 21%.

Rate/Volume Analysis

The table below describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected interest income and expense during 2024. For purposes of this table, changes in interest due to volume and rate were determined using the following methods:

- Volume variance results when the change in volume is multiplied by the previous year's rate.



Diluted Earnings Per Share

2022	1.50
2023	1.57
2024	1.27

- Rate variance results when the change in rate is multiplied by the previous year's volume.
- Rate/volume variance results when the change in volume is multiplied by the change in rate.

NOTE: The rate/volume variance was allocated to volume variance and rate variance in proportion to the relationship of the absolute dollar amount of the change in each. Nonaccrual loans are ignored for purposes of the calculations due to the nominal amount of the loans.

	2024 Compared to 2023 Increase/(Decrease) (In thousands)		
	Total Change	Change Due To Volume	Change Due To Rate
Interest and dividend income			
Loans	$ 3,134	$ 963	$ 2,171
Taxable securities available for sale	(735)	(1,075)	340
Tax-exempt securities available for sale	1,889	2,069	(180)
Federal funds sold	(1,306)	(941)	(365)
FHLB stock and other	129	45	84
Total interest and dividend income	3,111	1,061	2,050
Interest expense			
Demand deposits	(209)	(278)	69
Savings deposits	(11)	(11)	-
Time deposits	2,493	975	1,518
Subordinated debentures	404	-	404
Repurchase agreements	403	345	58
Advances from federal home loan banks	628	633	(5)
Total interest expense	$ 3,708	$ 1,664	$ 2,044
Net interest income	$ (597)	$ (602)	$ 8

Capital Resources

Internal capital growth, through the retention of earnings, is the primary means of maintaining capital adequacy for the Bank. The Company's stockholders' equity was $63.5 million and $63.6 million at December 31, 2024 and 2023, respectively. Total stockholders' equity in relation to total assets was 7.77% at December 31, 2024 and 7.76% at December 31, 2023. Please refer to the Consolidated Statements of Stockholders' Equity for a detailed roll forward of stockholders' equity from 2023 to 2024.

The Company has established a Dividend Reinvestment Plan ("The Plan") for stockholders under which the Company's common stock will be purchased by The Plan for participants with automatically reinvested dividends. The Plan does not represent a change in the dividend policy or a guarantee of future dividends. Stockholders who do not wish to participate in The Plan continue to receive cash dividends, as declared in the usual and customary manner. The Company's Articles of Incorporation permits the creation of a class of preferred shares with 2,000,000 authorized shares. If utilized, this will enable the Company, at the option of the Board of Directors, to issue series of preferred shares in a manner calculated to take advantage of financing techniques which may provide a lower effective cost of capital to the Company. The class of preferred shares provides greater flexibility to the Board of Directors in structuring the terms of equity securities that may be issued by the Company. As of December 31, 2024, the Company has not issued any preferred shares.

On May 14, 2019 the Company issued $20,000,000 of junior subordinated debentures in denominations of not less than



Equity Capital (In Thousands)

2022: $59,737
2023: $63,593
2024: $63,457

$250,000. The debentures bore interest at a fixed rate of 6.0% until May 2024, and it is now a floating interest rate equal to the three-month SOFR plus 3.625%, resetting quarterly. Interest on the subordinated notes was payable semiannually through May 2024 and became payable quarterly thereafter through the maturity date of May 2029. Principal is due upon maturity. The debentures are unsecured and payable to various investors. For purposes of computing regulatory capital, the debentures are included in Tier 2 Capital. The subordinated notes could not be repaid in whole or in part prior to the fifth anniversary of the issue date (May 2019).

In 2005, a Delaware statutory business trust owned by the Company, United Bancorp Statutory Trust I ("Trust I" or the "Trust"), issued $4.1 million of mandatorily redeemable debt securities which mature in 2035. The sale proceeds were utilized to purchase $4.1 million of the Company's subordinated debentures. The Company's subordinated debentures are the sole asset of Trust I. The Company's investment in Trust I is not consolidated herein as the Company is not deemed the primary beneficiary of the Trust. However, the $4.1 million of mandatorily redeemable debt securities issued by the Trust are includible for regulatory purposes as a component of the Company's Tier 1 Capital. The interest rate is a variable rate per annum, reset quarterly, equal to three-month SOFR plus 1.35% and is payable quarterly.



Cash Dividends Per Share

2022: $0.775
2023: $0.815
2024: $0.855

Liquidity

Liquidity relates primarily to the Company's ability to fund loan demand, meet deposit customers' withdrawal requirements and provide for operating expenses. Assets used to satisfy these needs consist of cash and due from banks, federal funds sold and securities available-for-sale. These assets are commonly referred to as liquid assets. Liquid assets were $260.2 million at December 31, 2024, compared to $283.5 million at December 31, 2023. The Company's residential real estate portfolio can and has been readily used to collateralize borrowings as an additional source of liquidity. Management believes its current liquidity level is sufficient to meet cash requirements. The Cash Flow Statements for the periods presented provide an indication of the Company's sources and uses of cash as well as an indication of the ability of the Company to maintain an adequate level of liquidity. A discussion of the cash flow statements for 2024 and 2023 follows.

Net cash provided by operating activities totaled $8.5 million and $9.5 million for the years ended December 31, 2024 and 2023, respectively. The adjustments to reconcile net income to net cash from operating activities consisted mainly of depreciation and amortization of premises and equipment and intangibles, gain on sales of loans, securities and other assets, the provision for credit losses, net amortization of securities and net changes in other assets and liabilities.

For the year ended December 31, 2024, net cash used in investing activities totaled $19.5 million. For the year ended December 31, 2023 net cash used in investing activities totaled $48.5 million. The changes in net cash from investing activities include loan growth, security purchases, as well as normal maturities, security calls/sales and reinvestments of securities and premises and equipment expenditures.

Net cash used by financing activities totaled $10.1 million for the year ended December 31, 2024. For the year ended December 31, 2023 net cash provided by financing activities totaled $49.7 million. The net cash used by financing activities in 2024 was primarily attributable to a $8.0 million decrease in deposits.



Return On Average Assets

Management feels that it has the capital adequacy, profitability, liquidity and reputation to meet the current and projected financial needs of its customers.
Inflation

The majority of assets and liabilities of the Company are monetary in nature and therefore the Company differs greatly from most commercial and industrial companies that have significant investments in fixed assets or inventories. However, inflation does have an important impact on the growth of total assets in the banking industry and the resulting need to increase equity capital at higher than normal rates in order to maintain an appropriate equity to assets ratio. Inflation significantly affects noninterest expense, which tends to rise during periods of general inflation. Management believes the most significant impact on financial results is the Company's ability to react to changes in interest rates. Management seeks to maintain an essentially balanced position between interest sensitive assets and liabilities and actively manages the amount of securities available for sale in order to protect against the effects of wide interest rate fluctuations on net income and shareholders' equity.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of United Bancorp, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of United Bancorp, Inc. and subsidiaries (the "Company") as of December 31, 2024 and 2023; the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for the years then ended; and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent, with respect to the Company, in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

PITTSBURGH, PA

2009 Mackenzie Way • Suite 340
Cranberry Township, PA 16066
(724) 934-0344

PHILADELPHIA, PA

161 Washington Street • Suite 200
Conshohocken, PA 19428
(610) 278-9800

WHEELING, WV

980 National Road
Wheeling, WV 26003
(304) 233-5030

STEUBENVILLE, OH

511 N. Fourth Street
Steubenville, OH 43952
(304) 233-5030

S.R. Snodgrass, P.C. d/b/a S.R. Snodgrass, A.C. in West Virginia



Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the Audit Committee and that: (1) relate to accounts or disclosures that are material to the financial statements; and (2) involve our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter, in any way, our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for Credit Losses (ACL) – Qualitative Adjustments

Description of the Matter
The Company's loan portfolio totaled $491 million as of December 31, 2024, and the associated ACL was $4.0 million. As discussed in Notes 1 and 4 to the consolidated financial statements, determining the amount of the ACL requires significant judgment about the expected future losses, which is based on a baseline lifetime loss rate, calculated using a weighted-average remaining maturities method, which is then adjusted for current qualitative conditions and reasonable and supportable forecasts. Management applies these qualitative adjustments to the baseline lifetime loss rate to reflect changes in the current and forecasted environment, both internal and external, that are different from the conditions that existed during the historical loss calculation period.

We identified these qualitative adjustments within the ACL as critical audit matters because they involve a high degree of subjectivity. While the determination of these qualitative adjustments includes analysis of observable data over the historical loss period, the judgments required to assess the directionality and magnitude of adjustments is highly subjective. Auditing these complex judgments and assumptions involved especially challenging auditor judgment due to the nature of audit evidence and the nature and extent of effort required to address these matters.

How We Addressed the Matter in Our Audit
The primary procedures we performed to address this critical audit matter included:

- Testing the design, implementation, and operating effectiveness of internal controls over the calculation of the allowance for credit losses, including the qualitative factor adjustments.

- Testing the completeness and accuracy of the significant data points that management uses in their evaluation of the qualitative adjustments.

- Evaluating the directional consistency and reasonableness of management's conclusions regarding basis points applied based on the trends identified in the underlying data.

- Testing the mathematical accuracy of the application of the qualitative adjustments to the loan segments within the ACL calculation



We have served as the Company's auditor since 2022.

S. R. Snodgrass, P.C.

Cranberry Township, Pennsylvania
March 14, 2025

Consolidated Balance Sheets

December 31, 2024 and 2023
(In thousands, except share data)

		2024		2023
Assets				
Cash and due from banks	$	8,171	$	7,352
Interest-bearing demand deposits		11,437		33,418
Cash and cash equivalents		19,608		40,770
Available-for-sale securities, amortized cost of $252,761 and $251,683 at December 31, 2024 and 2023		240,631		242,760
Loans, net of allowance for credit losses of $4,026 and $3,918 at December 31, 2024 and 2023, respectively		486,945		479,318
Premises and equipment		23,599		14,984
Federal Home Loan Bank stock		4,026		3,979
Foreclosed assets held for sale, net		3,363		3,377
Core deposit intangible assets		122		260
Goodwill		682		682
Accrued interest receivable		4,322		4,098
Deferred federal income tax		4,011		2,409
Bank-owned life insurance		19,852		19,423
Other assets		9,495		7,389
Total Assets	$	816,656	$	819,449
Liabilities and Stockholders' Equity				
Liabilities				
Deposits				
Demand	$	320,690	$	339,280
Savings		125,120		130,821
Time		167,684		151,358
Total deposits		613,494		621,459
Securities sold under repurchase agreements		30,494		26,781
Subordinated debentures		23,847		23,787
Advances Federal Home Loan Bank		75,000		75,000
Lease liability – finance lease		2,873		2,764
Interest payable and other liabilities		7,491		6,065
Total liabilities		753,199		755,856
Stockholders' Equity				
Preferred stock, no par value, authorized 2,000,000 shares; no shares issued		—		—
Common stock, $1 par value; authorized 10,000,000 shares; issued 2024 – 6,203,141 shares, 2023 - 6,063,851 shares; outstanding 2024 – 5,793,611 shares, 2023 – 5,702,685 shares		6,203		6,064
Additional paid-in capital		26,373		25,913
Retained earnings		46,307		44,018
Stock held by deferred compensation plan; 2024 – 172,667 shares, 2023 – 181,803 shares		(2,078)		(2,363)
Accumulated other comprehensive loss		(10,100)		(7,478)
Treasury stock, at cost 2024 – 236,863 shares, 2023 – 179,363 shares		(3,248)		(2,561)
Total stockholders' equity		63,457		63,593
Total liabilities and stockholders' equity	$	816,656	$	819,449

See Notes to Consolidated Financial Statements

Consolidated Statements of Income

Years Ended December 31, 2024 and 2023

(In thousands, except per share data)

	2024	2023
Interest and Dividend Income		
Loans	$ 28,325	$ 25,232
Securities		
Taxable	2,003	2,741
Tax-exempt	7,363	5,870
Federal funds sold	1,446	2,752
Dividends on Federal Home Loan Bank and other stock	384	254
Total interest and dividend income	39,521	36,849
Interest Expense		
Deposits	8,146	5,873
Borrowings	6,575	5,141
Total interest expense	14,721	11,014
Net Interest Income	24,800	25,835
Credit Loss Expense		
Provision for (reversal of) Credit Loss expense - loans	429	(454)
Provision for (reversal of) Credit Loss expense – off balance sheet	(130)	—
Provision for (reversal of) credit loss expense	299	(454)
Net Interest Income After Provision for (reversal of) Credit Losses	24,501	26,289
Noninterest Income		
Customer service fees	2,993	2,940
Net gains on loan sales	482	29
Earnings on bank-owned life insurance	761	725
Realized loss on sale of available-for-sale securities	(116)	—
Other	340	360
Total noninterest income	4,460	4,054
Noninterest Expense		
Salaries and employee benefits	10,083	10,272
Net occupancy and equipment expense	2,318	2,064
Professional fees	1,819	1,427
Data processing and related electronic services	1,709	1,525
Insurance	622	623
Deposit insurance premiums	372	375
Franchise and other taxes	585	555
Advertising expense	425	361
Printing and office supplies	112	113
Amortization of intangible assets	150	150
Other	3,471	3,383
Total noninterest expense	21,666	20,852
Income Before Federal Income Taxes	7,295	9,491
(Credit) Provision for Federal Income Taxes	(107)	541
Net Income	$ 7,402	$ 8,950
Basic Earnings Per Share	$ 1.27	$ 1.57
Diluted Earnings Per Share	$ 1.27	$ 1.57

See Notes to Consolidated Financial Statements

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2024 and 2023
(In thousands)

	2024	2023
Net income	$ 7,402	$ 8,950
Other comprehensive income, net of tax		
Net realized loss included in net (loss) income, net of taxes $24 and $0 for each respective period	92	—
Unrealized holding gain (losses) losses on available-for-sale securities during the period, net of taxes of $(697) and $432 for each respective period	(2,626)	1,624
Change in funded status of defined benefit plan, net of taxes of $5 and $69 for each respective period	(18)	263
Amortization of prior service included in net periodic pension expense, net of tax benefits of $18 and $19 for each respective period	(70)	(70)
Amortization of net loss included in net periodic pension cost, net of taxes of $0 and $10 for each respective period	—	37
Comprehensive income	$ 4,780	$ 10,804

See Notes to Consolidated Financial Statements

Consolidated Statements of Stockholders' Equity

Years Ended December 31, 2024 and 2023

(In thousands, except per share data)

	Common Stock	Additional Paid-in Capital	Treasury Stock and Deferred Compensation	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, January 1, 2023	$ 6,044	$ 24,814	$ (3,730)	$ 41,945	$ (9,336)	$ 59,737
Net income	—	—	—	8,950	—	8,950
Other comprehensive income	—	—	—	—	1,858	1,858
Cash dividends - $0.815 per share	—	—	—	(4,789)	—	(4,789)
Shares activity for deferred compensation plan (7,566 shares)	—	461	(461)	—	—	—
Shares purchased for treasury stock (50,000 shares)	—	—	(733)	—	—	(733)
Cumulative effect of adoption of ASU 2016-13	—	—	—	(2,088)	—	(2,088)
Expense related to share-based compensation plans	—	658	—	—	—	658
Restricted stock activity (30,000)	20	(20)	—	—	—	—
Balance, December 31, 2023	6,064	$ 25,913	$ (4,924)	$ 44,018	$ (7,478)	$ 63,593
Net income	—	—	—	7,402	—	7,402
Other comprehensive loss	—	—	—	—	(2,622)	(2,622)
Cash dividends - $0.855 per share	—	—	—	(5,113)	—	(5,113)
Shares activity for deferred compensation plan (9,136 Shares)	—	(285)	285	—	—	—
Shares purchased for treasury stock (57,500 shares)	—	—	(687)	—	—	(687)
Expense related to share-based compensation plans	—	884	—	—	—	884
Restricted stock activity (139,290 shares)	139	(139)	—	—	—	—
Balance, December 31, 2024	$ 6,203	$ 26,373	$ (5,326)	$ 46,307	$ (10,100)	$ 63,457

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

Years Ended December 31, 2024 and 2023

(In thousands)

	2024	2023
Operating Activities		
Net income	$ 7,402	$ 8,950
Items not requiring (providing) cash:		
Depreciation and amortization	1,079	997
Provision for (reversal of) credit loss expense - loans	429	(454)
Provision for (reversal of) credit loss expense – off balance sheet	(130)	—
Amortization of premiums and discounts on securities-net	435	512
Amortization of intangible assets	150	150
Deferred income taxes	(904)	13
Originations of loans held for sale	(15,556)	(615)
Proceeds from sale of loans held for sale	16,038	644
Net gains on sales of loans	(482)	(29)
Expense related to share-based compensation plans	884	658
Realized loss on sale of available-for-sale securities	116	—
Net loss (gain) or on sale or write-down of foreclosed assets and other repossessed assets	7	12
Increase in cash surrender value of bank-owned life insurance	(429)	(422)
Amortization of debt issuance costs	61	61
Changes in:		
Accrued interest receivable	(254)	(695)
Other assets	(2,154)	(288)
Interest payable and other liabilities	1,756	(31)
Net cash provided by operating activities	8,448	9,463
Investing Activities		
Purchases of available-for-sale securities	(46,120)	(25,918)
Sales of available-for-sale securities	27,431	—
Maturities, prepayments and calls	17,060	2,330
Net change in loans	(8,155)	(22,465)
Purchase of Federal Home Loan Bank Stock	(47)	(3,149)
Redemption of Federal Home Loan Bank Stock	—	1,669
Purchases of premises and equipment, net	(9,695)	(1,081)
Proceeds from sale of premises and equipment	—	9
Proceeds from sales of foreclosed assets	61	133
Net cash used in investing activities	(19,465)	(48,472)

See Notes to Consolidated Financial Statements

Years Ended December 31, 2024 and 2023
(In thousands)

	2024	2023
Financing Activities		
Net (decrease) increase in deposits	$ (7,965)	$ (28,454)
Net change in securities sold under repurchase agreements	3,713	8,675
Repurchase of common stock	(687)	(733)
Finance lease payments	(93)	---
Proceeds from Federal Home Loan Bank Advances	—	75,000
Cash dividends paid	(5,113)	(4,789)
Net cash (used in) provided by financing activities	(10,145)	49,699
(Decrease) Increase in Cash and Cash Equivalents	(21,162)	10,690
Cash and Cash Equivalents, Beginning of Year	40,770	30,080
Cash and Cash Equivalents, End of Year	$ 19,608	$ 40,770
Supplemental Cash Flows Information		
Interest paid on deposits and borrowings	$ 14,623	$ 10,585
Federal income taxes paid	$ 102	$ —
Supplemental Disclosure of Non-Cash Investing Activities		
Transfers from loans to foreclosed assets held for sale	$ 54	$ 33
Adoption of ASU 2016-13	$ —	$ 2,089
Finance lease asset and liability	$ —	$ 2,764

See Notes to Consolidated Financial Statements

December 31, 2024 and 2023

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of United Bancorp, Inc. ("United" or "the Company") and its wholly-owned subsidiary, Unified Bank of Martins Ferry, Ohio ("the Bank" or "Unified"). All intercompany transactions and balances have been eliminated in consolidation.

Nature of Operations

The Company's revenues, operating income and assets are almost exclusively derived from banking. Accordingly, all of the Company's banking operations are considered by management to be aggregated in one reportable operating segment. Customers are mainly located in Athens, Belmont, Carroll, Fairfield, Harrison, Jefferson and Tuscarawas Counties in Ohio and Marshall and Ohio Counties in West Virginia and the surrounding localities in northeastern, east-central and southeastern Ohio and include a wide range of individuals, businesses and other organizations. Unified Bank conducts its business through its main office in Martins Ferry, Ohio and branches in Bridgeport, Colerain, Dellroy, Dover, Glouster, Jewett, Lancaster Downtown, Lancaster East, Nelsonville, New Philadelphia, Powhatan Point, St. Clairsville East, St. Clairsville West, Sherrodsville, Strasburg, Tiltonsville, Ohio and Moundsville West Virginia.

The Company's primary deposit products are checking, savings and term certificate accounts and its primary lending products are residential mortgage, commercial and installment loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets and real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. Real estate loans are secured by both residential and commercial real estate. Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Company can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

Revenue Recognition

Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with Customers* ("ASC 606"), establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

The majority of our revenue-generating transactions are not subject to ASC 606, including revenue generated from financial instruments, such as our loans, investment securities, as well as revenue related to our mortgage banking activities, as these activities are subject to other GAAP discussed elsewhere within our disclosures.

Descriptions of our revenue-generating activities that are within the scope of ASC 606, which are presented in our statements of income as components of non-interest income are as follows:

Service charges on deposit accounts - these represent general service fees for monthly account maintenance and activity- or transaction-based fees and consist of transaction-based revenue, time-based revenue (service period), item-based revenue or some other individual attribute-based revenue. Revenue is recognized when our performance obligation is completed which is generally monthly for account maintenance services or when a transaction has been completed (such as a wire transfer). Payment for such performance obligations are generally received at the time the performance obligations are satisfied.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for credit losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for credit losses and the valuation of foreclosed assets held for sale, management obtains independent appraisals for significant properties.

December 31, 2024 and 2023

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2024 and 2023, cash equivalents consisted primarily of due from accounts with the Federal Reserve and other correspondent banks.

Currently, the FDIC's insurance limits are $250,000. At December 31, 2024 and 2023, the Company's various cash accounts did not exceed the federally insured limit of $250,000. At December 31, 2024 and 2023, the Company held $10,295,000 and $33,418,000 at the Federal Home Loan Bank and the Federal Reserve Bank, respectively, which are not subject to FDIC limits.

Investment Securities

Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation as of each balance sheet date.

Investment securities classified as available for sale are those securities that the Company intends to hold for an indefinite period of time but not necessarily to maturity. Securities available for sale are carried at fair value. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company's assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors. Unrealized gains or losses are reported as increases or decreases in other comprehensive income (loss), net of the deferred tax effect. Realized gains or losses, determined on the basis of the cost of the specific securities sold, are included in earnings. Premiums and discounts are recognized in interest income using the interest method over the terms of the securities.

Allowance for Credit Losses – Available for Sale Securities

The Company measures expected credit losses on available-for-sale debt securities when the Company does not intend to sell, or when it is not more likely than not that it will be required to sell, the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through income. For available-for-sale debt securities that do not meet the aforementioned criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, the Company considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this evaluation indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, equal to the amount that the fair value is less than the amortized cost basis. Economic forecast data is utilized to calculate the present value of expected cash flows. The Company utilizes independent firms to evaluate the Company's State and Municipal Obligations and Subordinated Notes to measure any expected credit losses. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income (loss).

The allowance for credit losses on available-for-sale debt securities is included within investment securities available-for-sale on the consolidated balance sheets. Changes in the allowance for credit losses are recorded within provision for credit losses on the consolidated statements of income. Losses are charged against the allowance when the Company believes the collectability of an available-for-sale security is in jeopardy or when either of the criteria regarding intent or requirement to sell is met.

Accrued interest receivable on available-for-sale debt securities totaled $2.9 million at December 31, 2024 and is included within the line item accrued interest receivable on the consolidated balance sheets. This amount is excluded from the estimate of expected credit losses. Available-for-sale debt securities are typically classified as nonaccrual when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about the further collectability of principal or interest. When available-for-sale debt securities are placed on nonaccrual status, unpaid interest credited to income is reversed.

Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. At December 31, 2024 and 2023, the Company did not have any loans held for sale.

December 31, 2024 and 2023

Loans

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at their outstanding unpaid principal balances, net of an allowance for credit losses and any deferred fees or costs. Accrued interest receivable totaled $1.4 million at December 31, 2024 and was reported in the line item accrued interest receivable on the consolidated balance sheets and is excluded from the estimate of credit losses. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the yield (interest income) of the related loans. The Company is amortizing these amounts over the contractual life of the loan. Premiums and discounts on purchased loans are amortized as adjustments to interest income using the effective yield method.

The loans receivable portfolio is segmented into commercial and industrial, which are typically utilized for general business purposes and commercial real estate, which are collaterized by real estate. Homogenouse loans consisting similar products that are smaller in amount and distributed over a large number of individual borrowers include residential real estate and consumer loans.

For all classes of loans receivable, the accrual of interest is discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectability of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for credit losses. Interest generally is either applied against principal or reported as interest income on a cash basis, according to management's judgment as to the collectability of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time (generally six months), and the ultimate collectability of the total contractual principal and interest is no longer in doubt. The past-due status of all classes of loans receivable is determined based on contractual due dates for loan payments.

Accounting Pronouncements Adopted in 2023

In June 2016, the FASB issued ASU No. 2016-13, "*Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*" and subsequent related updates. This ASU replaces the incurred loss methodology for recognizing credit losses and requires businesses and other organizations to measure the current expected credit losses (CECL) on financial assets measured at amortized cost, including loans and held-to-maturity securities, net investments in leases, off-balance sheet credit exposures such as unfunded commitments, and other financial instruments. In addition, ASC 326 requires credit losses on available-for-sale debt securities to be presented as an allowance rather than as a write-down when management does not intend to sell or believes that it is not more likely than not they will be required to sell. This guidance became effective on January 1, 2023 for the Company. The results reported for periods beginning after January 1, 2023 are presented under ASC 326 while prior period amounts continue to be reported in accordance with previously applicable accounting standards.

The Company adopted this guidance, and subsequent related updates, using the modified retrospective approach for all financial assets measured at amortized cost, including loans and available-for-sale debt securities and unfunded commitments. On January 1, 2023, the Company recorded a cumulative effect decrease to retained earnings of $2,088,000, net of tax, of which $1,911,000 related to loans, $177,000 related to unfunded commitments.

The Company adopted the provisions of ASC 326 related to presenting other-than-temporary impairment on available-for-sale debt securities prior to January 1, 2023 using the prospective transition approach, though no such charges had been recorded on the securities held by the Company as of the date of adoption. The Company did not change the segmentation from the incurred loss method upon adoption of ASC 326.

Allowance for Credit Losses – Loans

The allowance for credit losses ("ACL") is a valuation reserve established and maintained by charges against income and is deducted from the amortized cost basis of loans to present the net amount expected to be collected on the loans. Loans, or portions thereof, are charged off against the ACL when they are deemed uncollectible. Expected recoveries do not exceed the aggregate of amounts previously charged-off and expected to be charged-off.

The ACL is an estimate of expected credit losses, measured over the contractual life of a loan, that considers our historical loss experience, current conditions and forecasts of future economic conditions. Determination of an appropriate ACL is inherently subjective and may have significant changes from period to period.

December 31, 2024 and 2023

The methodology for determining the ACL has two main components: evaluation of expected credit losses for certain groups of homogeneous loans that share similar risk characteristics and evaluation of loans that do not share risk characteristics with other loans.

The allowance for credit losses is measured on a collective (pool) basis when similar risk characteristics exist. The Company uses the call report classification as its segment breakout and measures the allowance for credit losses using the Weighted Average Remaining Maturity method for all loan segments.

Historical credit loss experience is the basis for the estimation of expected credit losses. We apply historical loss rates to pools of loans with similar risk characteristics. After consideration of the historic loss calculation, management applies qualitative adjustments to reflect the current conditions and reasonable and supportable forecasts not already reflected in the historical loss information at the balance sheet date. Our reasonable and supportable forecast adjustment is based on a 2 year unemployment forecast provided by Bloomberg and management judgment. For periods beyond our reasonable and supportable forecast, we revert back to historical annual loss rates for the remainder of the life of each pool after the forecast period. The qualitative adjustments for current conditions are based upon current level of inflation and the rapid increase in interest rates, changes in lending policies and practices, experience and ability of lending staff, quality of the Company's loan review system, value of underlying collateral, the existence of and changes in concentrations and other external factors. These modified historical loss rates are multiplied by the outstanding principal balance of each loan to calculate a required reserve.

The Company has elected to exclude accrued interest receivable from the measurement of its ACL. When a loan is placed on non-accrual status, any outstanding accrued interest is reversed against interest income.

The ACL for individual loans begins with the use of normal credit review procedures to identify whether a loan no longer shares similar risk characteristics with other pooled loans and therefore, should be individually assessed. We evaluate all commercial and industrial and commercial real estate loans, as well as residential and installment loans greater than $100,000 that meet the following criteria: 1) when it is determined that foreclosure is probable, 2) substandard, doubtful and nonperforming loans when repayment is expected to be provided substantially through the operation or sale of the collateral, 3) when it is determined by management that a loan does not share similar risk characteristics with other loans. Specific reserves are established based on the following three acceptable methods for measuring the ACL: 1) the present value of expected future cash flows discounted at the loan's original effective interest rate; 2) the loan's observable market price; or 3) the fair value of the collateral when the loan is collateral dependent. Our individual loan evaluations consist primarily of the fair value of collateral method because most of our loans are collateral dependent. Collateral values are discounted to consider disposition costs when appropriate. A specific reserve is established or a charge-off is taken if the fair value of the loan is less than the loan balance.

Allowance for Credit Losses on Off-Balance Sheet Credit Exposures

The Company estimates expected credit losses over the contractual period in which the Company is exposed to credit risk via a contractual obligation to extend credit, unless that obligation is unconditionally cancellable by the Company. The allowance for credit losses on off-balance sheet credit exposures is adjusted through credit loss expense. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated life.

Premises and Equipment

Land is carried at cost. Depreciable assets are stated at cost less accumulated depreciation which range from 10-39 years for Company buildings, 3-7 years for furniture and equipment, and 1-3 years for computer software. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets. An accelerated method is used for tax purposes. Expenditures for maintenance and repairs are charged against income as incurred. Costs of major additions and improvements are capitalized.

Federal Home Loan Bank Stock

Federal Home Loan Bank stock is a required investment for institutions that are members of the Federal Home Loan Bank system. The required investment in the common stock is based on a predetermined formula, carried at cost and evaluated for impairment.

December 31, 2024 and 2023

Foreclosed Assets Held for Sale

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value, less costs to sell, at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net income or expense from foreclosed assets.

Bank-Owned Life Insurance

The Company and the Bank have purchased life insurance policies on certain key executives. Company and bank-owned life insurance is recorded at its cash surrender value, or the amount that can be realized.

Treasury Stock

Common shares repurchased are recorded at cost. Cost of shares retired or reissued is determined using the weighted average cost.

Restricted Stock Awards

The Company has a share-based employee compensation plan, which is described more fully in Note 14.

Income Taxes

The Company accounts for income taxes in accordance with income tax accounting guidance (ASC 740, *Income Taxes*). The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.

Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are reduced by a valuation allowance if based on the weight of evidence available it is more likely than not that some portion or all of a deferred tax asset will not be realized.

Uncertain tax positions are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances and information available at the reporting date and is subject to management's judgment. At December 31, 2024, the Company had no uncertain tax positions.

The Company recognizes interest and penalties on income taxes as a component of income tax expense.

The Company files consolidated income tax returns with its subsidiary. With a few exceptions, the Company is no longer subject to the examination by tax authorities for years before 2021.

Deferred Compensation Plan

Directors have the option to defer all or a portion of fees for their services into a deferred stock compensation plan that invests in common shares of the Company. Officers of the Company have the option to defer up to 50% of their annual incentive award into this plan. The plan does not permit diversification and must be settled by the delivery of a fixed number of shares of the Company stock. The stock held in the plan is included in equity as deferred shares and is accounted for in a manner similar to treasury stock. Subsequent changes in the fair value of the Company's stock are not recognized. The deferred compensation obligation is also classified as an equity instrument and changes in the fair value of the amount owed to the participant are not recognized.

December 31, 2024 and 2023

The Company has entered into supplemental income agreements for certain individuals. These agreements call for a fixed payment over 180 months after the individual reaches normal retirement age.

Stockholders' Equity and Dividend Restrictions

The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. Generally, the Bank's payment of dividends is limited to net income for the current year plus the two preceding calendar years, less capital distributions paid over the comparable time period. Dividend payments to the stockholders may be legally paid from additional paid-in capital or retained earnings.

Earnings Per Share

Basic earnings per share allocated to common stockholders is calculated using the two-class method and is computed by dividing net income allocated to common stockholders by the weighted average number of commons shares outstanding during the period. Diluted earnings per share is adjusted for the dilutive effects of stock based compensation and is calculated using the two-class method or the treasury method. There were no dilutive effects for the years ended December 31, 2024 and 2023.

Comprehensive Income (Loss)

Comprehensive income consists of net income (loss) and other comprehensive (loss) income, net of applicable income taxes. Other comprehensive (loss) income includes unrealized appreciation (depreciation) on available-for-sale securities and changes in the funded status of the defined benefit pension plan.

Advertising

Advertising expenses are expensed as incurred.

Note 2: Restriction on Cash and Due From Banks

The Company did not have a reserve requirement at December 31, 2024 and 2023.

Note 3: Securities

The amortized cost and approximate fair values, together with gross unrealized gains and losses of securities are as follows:

	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
					(In thousands)		
Available-for-sale Securities:							
December 31, 2024:							
U.S. government agencies	$ 12,500	$	—	$	(246)	$	12,254
Subordinated notes	26,942		—		(2,824)		24,118
State and municipal obligations	213,319		335		(9,395)		204,259
Total debt securities	$ 252,761	$	335	$	(12,465)	$	240,631
Available-for-sale Securities:							
December 31, 2023:							
U.S. government agencies	$ 45,000	$	—	$	(732)	$	44,268
Subordinated notes	29,013		—		(4,713)		24,300
State and municipal obligations	177,670		2,264		(5,742)		174,192
Total debt securities	$ 251,683	$	2,264	$	(11,187)	$	242,760

There were no allowance for credit losses as of December 31, 2024 and 2023.

December 31, 2024 and 2023

The Company recorded a loss of approximately $116,000 for the year ended December 31, 2024. The Company sold $27.4 million in securities for a loss of $228,000 and sold $7.2 million in securities for a gain of $112,000. The Company wanted to rebalance a portion of its security portfolio during the first half of 2024. There were no sales of investment securities during 2023.

The amortized cost and fair value of available-for-sale securities at December 31, 2024, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
	(In thousands)	
Less than one year	$ 4,252	$ 4,177
One to five years	14,500	14,302
Five to ten years	25,970	22,979
Over ten years	208,039	199,173
Totals	$ 252,761	$ 240,631

The carrying value of securities pledged as collateral, to secure public deposits and for other purposes, was $121.4 million and $72.8 million at December 31, 2024 and 2023, respectively.

Certain investments in debt securities are reported in the financial statements at an amount less than their historical cost. The total fair value of these investments at December 31, 2024 and 2023, was $208.8 million and $123.1 million, which represented approximately 87% and approximately 51%, respectively, of the Company's available-for-sale investment portfolio.

Based on evaluation of available evidence, including recent changes in market interest rates, credit rating information and information obtained from regulatory filings, management believes the declines in fair value for these securities are not credit related.

The following tables show the Company's investments' gross unrealized losses and fair value for which an allowance for credit losses has not been recorded,, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2024 and 2023:

	December 31, 2024					
	Less than 12 Months		12 Months or More		Total	
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In thousands)					
US government agencies	$ —	$ —	$ 12,254	$ (246)	$ 12,254	$ (246)
Subordinated notes	—	—	24,118	(2,824)	24,118	(2,824)
State and municipal obligations	127,876	(2,478)	44,535	(6,917)	172,411	(9,395)
Total temporarily impaired securities	$ 127,876	$ (2,478)	$ 80,907	$ (9,987)	$ 208,783	$ (12,465)

	December 31, 2023					
	Less than 12 Months		12 Months or More		Total	
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In thousands)					
US government agencies	$ —	$ —	$ 44,268	$ (732)	$ 44,268	$ (732)
Subordinated notes	3,717	(799)	20,583	(3,914)	24,300	(4,713)
State and municipal obligations	3,365	(12)	51,163	(5,730)	54,528	(5,742)
Total temporarily impaired securities	$ 7,082	$ (811)	$ 116,014	$ (10,376)	$ 123,096	$ (11,187)

The unrealized losses on the Company's investments in US government agencies, state and municipal obligations, and subordinated notes, which numbered 182, were caused by interest rate increases. Because the Company does not intend to sell the investments and it is not more likely than not the Company will be required to sell the investments before recovery of their amortized cost bases, which may be maturity, the Company does not consider those investments to require an allowance for credit losses to be recognized.

December 31, 2024 and 2023

Note 4: Loans and Allowance for Credit Losses

Categories by purpose of loans at December 31, include:

	2024	2023
	(In thousands)	
Commercial and industrial loans	$ 98,795	$ 91,294
Commercial real estate	291,673	291,859
Residential real estate	91,737	93,364
Consumer loans	8,766	6,719
Total gross loans	490,971	483,236
Less allowance for credit losses	(4,026)	(3,918)
Total loans	$ 486,945	$ 479,318

The risk characteristics of each loan portfolio segment are as follows:

Commercial and Industrial

Commercial and industrial loans are primarily based on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. The cash flows of borrowers, however, may not be as expected and the collateral securing these loans may fluctuate in value. Most commercial and industrial loans are secured by the assets being financed or other business assets, such as accounts receivable or inventory, and may include a personal guarantee. Short-term loans may be made on an unsecured basis. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers.

Commercial Real Estate

Commercial real estate loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Commercial real estate lending typically involves higher loan principal amounts and the repayment of these loans is generally dependent on the successful operation of the property securing the loan or the business conducted on the property securing the loan. Commercial real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy. The characteristics of properties securing the Company's commercial real estate portfolio are diverse, but with geographic location almost entirely in the Company's market area. Management monitors and evaluates commercial real estate loans based on collateral, geography and risk grade criteria. In general, the Company avoids financing single purpose projects unless other underwriting factors are present to help mitigate risk. In addition, management tracks the level of owner-occupied commercial real estate versus nonowner-occupied loans.

Residential and Consumer

Residential and consumer loans consist of two segments - residential mortgage loans and personal loans. For residential mortgage loans that are secured by 1-4 family residences and are generally owner-occupied, the Company generally establishes a maximum loan-to-value ratio and requires private mortgage insurance if that ratio is exceeded. Home equity loans are typically secured by a subordinate interest in 1-4 family residences, and consumer personal loans are secured by consumer personal assets, such as automobiles or recreational vehicles. Some consumer personal loans are unsecured, such as small installment loans and certain lines of credit. Repayment of these loans is primarily dependent on the personal income of the borrowers, which can be impacted by economic conditions in their market areas, such as unemployment levels. Repayment can also be impacted by changes in property values on residential properties. Risk is mitigated by the fact that the loans are of smaller individual amounts and spread over a large number of borrowers.

December 31, 2024 and 2023

The following tables present the balance in the allowance for credit losses by collateral type and the recorded investment in loans by purpose based on portfolio segment and impairment method as of December 31, 2024 and 2023:

| | 2024 | | | | |
	Commercial and Industrial	Commercial Real Estate	Residential Real Estate	Consumer	Total
			(In thousands)		
Allowance for loan losses:					
Balance, beginning of year	$ 573	$ 1,408	$ 1,843	$ 94	$ 3,918
Provision for (reversal of) charged to expense	251	70	(118)	226	429
Losses charged off	(127)	—	(17)	(216)	(360)
Recoveries	2	10	—	27	39
Balance, end of year	$ 699	$ 1,488	$ 1,708	$ 131	$ 4,026
Ending balance: individually evaluated for impairment	$ —	$ —	$ —	$ —	$ —
Ending balance: collectively evaluated for impairment	$ 699	$ 1,488	$ 1,708	$ 131	$ 4,026
Loans:					
Ending balance: individually evaluated for impairment	$ —	$ —	$ 220	$ —	$ 220
Ending balance: collectively evaluated for impairment	$ 98,795	$ 291,673	$ 91,517	$ 8,766	$ 490,751

| | 2023 | | | | |
	Commercial and Industrial	Commercial Real Estate	Residential Real Estate	Consumer	Total
			(In thousands)		
Allowance for credit losses:					
Balance, beginning of year	$ 215	$ 815	$ 816	$ 206	$ 2,052
Provision for (reversal of) credit losses	(421)	205	(352)	114	(454)
Impact of adopting ASC 326	755	388	1,379	(103)	2,419
Losses charged off	—	—	—	(138)	(138)
Recoveries	24	—	—	15	39
Balance, end of year	$ 573	$ 1,408	$ 1,843	$ 94	$ 3,918
Ending balance: individually evaluated for credit loss	$ —	$ —	$ —	$ —	$ —
Ending balance: collectively evaluated for credit loss	$ 573	$ 1,408	$ 1,843	$ 94	$ 3,918
Loans:					
Ending balance: individually evaluated for credit loss	$ —	$ 8	$ 318	$ —	$ 326
Ending balance: collectively evaluated for credit loss	$ 91,294	$ 291,851	$ 93,046	$ 6,719	$ 482,910

December 31, 2024 and 2023

The following tables show the portfolio quality indicators.

Based on the most recent analysis performed, the following table presents the recorded investment in non-homogeneous loans by internal risk rating system as of December 31, 2024 (in thousands):

December 31, 2024	2024	2023	2022	2021	2020	Prior	Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term	Total
Commercial and industrial									
Risk Rating									
Pass	$ 22,474	$ 17,993	$ 11,487	$ 8,082	$ 10,099	$ 8,295	$ 19,068	$ —	$ 97,498
Special Mention	—	—	26	—	—	185	1,086	—	1,297
Substandard	—	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—	—
Total	$ 22,474	$ 17,993	$ 11,513	$ 8,082	$ 10,099	$ 8,480	$ 20,154	$ —	$ 98,795
Commercial and industrial									
Current period gross charge-offs	$ —	$ 127	$ —	$ —	$ —	$ —	$ —	$ —	$ 127
Commercial real estate									
Risk Rating									
Pass	$ 19,554	$ 30,858	$ 32,972	$ 36,870	$ 31,461	$ 68,279	$ 57,096	$ —	$ 277,090
Special Mention	—	—	315	242	—	7,781	6,229	—	14,567
Substandard	—	—	—	—	—	16	—	—	16
Doubtful	—	—	—	—	—	—	—	—	—
Total	$ 19,554	$ 30,858	$ 33,287	$ 37,112	$ 31,461	$ 76,076	$ 63,325	$ —	$ 291,673
Commercial real estate									
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Total									
Pass	$ 42,028	$ 48,851	$ 44,459	$ 44,952	$ 41,560	$ 76,574	$ 76,164	$ —	$ 374,588
Special Mention	—	—	341	242	—	7,966	7,315	—	15,864
Substandard	—	—	—	—	—	16	—	—	16
Doubtful	—	—	—	—	—	—	—	—	—
Total	$ 42,028	$ 48,851	$ 44,800	$ 45,194	$ 41,560	$ 85,556	$ 83,479	$ —	$ 390,468
Current period gross charge-offs	$ —	$ 127	$ —	$ —	$ —	$ —	$ —	$ —	$ 127

December 31, 2024 and 2023

The Company monitors the credit risk profile by payment activity for residential and consumer loan classes. Loans past due 90 days or more and loans on nonaccrual status are considered nonperforming. Nonperforming loans are reviewed quarterly. The following table presents the amortized cost in residential and consumer loans based on payment activity (in thousands):

December 31, 2024	2024	2023	2022	2021	2020	Prior	Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term	Total
Residential Real Estate									
Payment Performance									
Performing	$ 9,480	$ 10,469	$ 16,912	$ 15,174	$ 17,401	$ 21,993	$ —	$ —	$ 91,429
Nonperforming	—	22	—	17	—	269	—	—	308
Total	$ 9,480	$ 10,491	$ 16,912	$ 15,191	$ 17,401	$ 22,262	$ —	$ —	$ 91,737
Residential real estate									
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ 17	$ —	$ —	$ 17
Consumer									
Payment Performance									
Performing	$ 4,619	$ 1,427	$ 798	$ 349	$ 275	$ 907	$ 376	$ —	$ 8,751
Nonperforming	—	—	—	—	15	—	—	—	15
Total	$ 4,619	$ 1,427	$ 798	$ 349	$ 290	$ 907	$ 376	$ —	$ 8,766
Consumer									
Current period gross charge-offs	$ 144	$ 72	$ —	$ —	$ —	$ —	$ —	$ —	$ 216
Total									
Payment Performance									
Performing	$ 14,099	$ 11,896	$ 17,710	$ 15,523	$ 17,691	$ 22,900	$ 376	$ —	$ 100,180
Nonperforming	—	22	—	17	15	269	—	—	323
Total	$ 14,099	$ 11,918	$ 17,710	$ 15,540	$ 17,691	$ 23,169	$ 376	$ —	$ 100,503
Current period gross charge-offs	$ 144	$ 72	$ —	$ —	$ —	$ 17	$ —	$ —	$ 233

December 31, 2024 and 2023

Based on the most recent analysis performed, the following table presents the recorded investment in non - homogeneous loans by internal risk rating system as of December 31, 2023 (in thousands):

December 31, 2023	2023	2022	2021	2020	2019	Prior	Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term	Total
Commercial and industrial									
Risk Rating									
Pass	$ 21,847	$ 14,723	$ 13,067	$ 14,042	$ 6,017	$ 5,292	$ 15,019	$ —	$ 90,007
Special Mention	—	26	—	—	—	128	1,133	—	1,287
Substandard	—	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—	—
Total	$ 21,847	$ 14,752	$ 13,067	$ 14,042	$ 6,017	$ 5,459	$ 16,152	$ —	$ 91,294
Commercial and industrial									
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Commercial real estate									
Risk Rating									
Pass	$ 29,246	$ 35,721	$ 48,569	$ 34,671	$ 26,562	$ 57,441	$ 55,141	$ —	$ 287,351
Special Mention	—	—	242	2,050	—	2,121	—	—	4,413
Substandard	—	—	—	—	—	95	—	—	95
Doubtful	—	—	—	—	—	—	—	—	—
Total	$ 29,246	$ 35,721	$ 48,811	$ 36,721	$ 26,562	$ 59,657	$ 55,141	$ —	$ 291,859
Commercial real estate									
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Total									
Pass	$ 51,093	$ 50,444	$ 61,636	$ 48,713	$ 32,579	$ 62,733	$ 70,160	$ —	$ 377,358
Special Mention	—	26	242	2,050	—	2,249	1,133	—	5,700
Substandard	—	—	—	—	—	95	—	—	95
Doubtful	—	—	—	—	—	—	—	—	—
Total	$ 51,093	$ 50,473	$ 62,853	$ 50,763	$ 32,579	$ 65,047	$ 71,293	$ —	$ 383,153
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —

December 31, 2024 and 2023

The Company monitors the credit risk profile by payment activity for residential and consumer loan classes. Loans past due 90 days or more and loans on nonaccrual status are considered nonperforming. Nonperforming loans are reviewed quarterly. The following table presents the amortized cost in residential and consumer loans based on payment activity (in thousands):

December 31, 2023	2023	2022	2021	2020	2019	Prior	Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term	Total
Residential Real Estate									
Payment Performance									
Performing	$ 12,036	$ 18,297	$ 16,343	$ 19,476	$ 5,687	$ 21,046	$ —	$ —	$ 92,885
Nonperforming	—	—	—	38	—	441	—	—	479
Total	$ 12,036	$ 18,297	$ 16,343	$ 19,514	$ 5,687	$ 21,487	$ —	$ —	$ 93,364
Residential real estate									
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Consumer									
Payment Performance									
Performing	$ 2,484	$ 1,396	$ 674	$ 456	$ 385	$ 953	$ 371	$ —	$ 6,719
Nonperforming	—	—	—	—	—	—	—	—	—
Total	$ 2,484	$ 1,396	$ 674	$ 456	$ 385	$ 953	$ 371	$ —	$ 6,719
Consumer									
Current period gross charge-offs	$ 138	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 138
Total									
Payment Performance									
Performing	$ 14,520	$ 19,693	$ 17,017	$ 19,932	$ 6,072	$ 21,999	$ 371	$ —	$ 99,604
Nonperforming	—	—	—	38	—	441	—	—	479
Total	$ 14,520	$ 19,693	$ 17,017	$ 19,970	$ 6,072	$ 24,440	$ 371	$ —	$ 100,083
Current period gross charge-offs	$ 138	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 138

To facilitate the monitoring of credit quality within the loan portfolio, and for purposes of analyzing historical loss rates used in the determination of the allowance for credit loss estimate, the Company utilizes the following categories of credit grades: pass, special mention, substandard, and doubtful. The four categories, which are derived from standard regulatory rating definitions, are assigned upon initial approval of credit to borrowers and updated periodically thereafter. Pass ratings, which are assigned to those borrowers that do not have identified potential or well defined weaknesses and for which there is a high likelihood of orderly repayment, are updated periodically based on the size and credit characteristics of the borrower. All other categories are updated on at least a quarterly basis.

For the year ended December 31, 2024 the Company recorded a provision for credit losees of $429,000. For the year ended December 31, 2023, the Company recorded a reversal of credit loss expense $454,000.

The Company assigns a special mention rating to loans that have potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may, at some future date, result in the deterioration of the repayment prospects for the loan or the Company's credit position.

The Company assigns a substandard rating to loans that are inadequately protected by the current sound worth and paying capacity of the borrower or of the collateral pledged. Substandard loans have well defined weaknesses or weaknesses that could jeopardize the orderly repayment of the debt. Loans and leases in this grade also are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies noted are not addressed and corrected.

The Company assigns a doubtful rating to loans that have all the attributes of a substandard rating with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. The possibility of loss is extremely high, but because of certain important and reasonable specific pending factors that may work to the advantage of and strengthen the credit quality of the loan or lease, its classification as an

December 31, 2024 and 2023

estimated loss is deferred until its more exact status may be determined. Pending factors may include a proposed merger or acquisition, liquidation proceeding, capital injection, perfecting liens on additional collateral or refinancing plans.

The following table shows the loan portfolio aging analysis of the recorded investment in loans as of December 31, 2024:

	30-59 Days Past Due and Accruing	60-89 Days Past Due and Accruing	Greater Than 90 Days and Accruing	Non Accrual	Total Past Due and Non Accrual	Current	Total Loans Receivable
				(In thousands)			
Commercial and industrial	$ —	$ 43	$ 41	$ 170	$ 254	$ 98,541	$ 98,795
Commercial real estate	48	—	—	258	306	291,367	291,673
Residential	95	30	—	308	433	91,304	91,737
Consumer	15	2	15	—	32	8,734	8,766
Total	$ 158	$ 75	$ 56	$ 736	$ 1,025	$ 489,946	$ 490,971

The following table shows the loan portfolio aging analysis of the recorded investment in loans as of December 31, 2023:

	30-59 Days Past Due and Accruing	60-89 Days Past Due and Accruing	Greater Than 90 Days and Accruing	Non Accrual	Total Past Due and Non Accrual	Current	Total Loans Receivable
				(In thousands)			
Commercial and industrial	$ 10	$ 48	$ 154	$ —	$ 212	$ 91,082	$ 91,294
Commercial real estate	—	242	—	8	250	291,609	291,859
Residential	201	—	—	479	680	92,770	93,364
Installment	5	—	—	—	5	6,714	6,719
Total	$ 216	$ 290	$ 154	$ 487	$ 1,147	$ 482,175	$ 483,236

Nonperforming Loans

The following table present the amortized cost basis of loans on nonaccrual status and loans past due over 90 days still accruing interest as of December 31, 2024:

	Nonaccrual with no ACL	Nonaccrual with ACL	Total Nonaccrual	Loans Past Due Over 90 Days Still Accruing	Total Nonperforming
			(In thousands)		
Commercial and industrial	$ 170	$ —	$ 170	$ 41	$ 211
Commercial real estate	258	—	258	---	258
Residential	308	—	308	—	308
Consumer	—	—	—	15	15
Total	$ 736	$ —	$ 736	$ 56	$ 792

The Company did recognized approximately $4,000 interest income on nonaccrual loans during the the period ended December 31, 2024.

The following table present the amortized cost basis of loans on nonaccrual status and loans past due over 90 days still accruing interest as of December 31, 2023:

	Nonaccrual with no ACL	Nonaccrual with ACL	Total Nonaccrual	Loans Past Due Over 90 Days Still Accruing	Total Nonperforming
			(In thousands)		
Commercial and industrial	$ —	$ —	$ —	$ 154	$ 154
Commercial real estate	8	—	8	—	8
Residential	479	—	479	—	479
Consumer	—	—	—	—	—
Total	$ 487	$ —	$ 487	$ 154	$ 641

The Company recognized approximately $13,000 interest income on nonaccrual loans during the period ended December 31, 2023.

December 31, 2024 and 2023

Note 5:   Premises and Equipment

Major classifications of premises and equipment, stated at cost, are as follows:

	2024	2023
	(In thousands)	
Land, buildings and improvements	$ 31,727	$ 22,927
Furniture and equipment	16,158	15,398
Computer software	2,680	2,546
	50,565	40,871
Less accumulated depreciation	(26,966)	(25,887)
Net premises and equipment	$ 23,599	$ 14,984

Depreciation and amortization charged to operations was $1,079,000 in 2024 and $997,000 in 2023.

Note 6:   Time Deposits

Time deposits in denominations of $250,000 or more were $35.9 million at December 31, 2024 and $37.6 million at December 31, 2023. At December 31, 2024, the scheduled maturities of time deposits are as follows:

	(In thousands)
Due during the year ending December 31,	
2025	$ 149,087
2026	17,072
2027	959
2028	260
2029	71
Thereafter	235
	$ 167,684

December 31, 2024 and 2023

Note 7:   Borrowings

At December 31, 2024 and 2023, as a member of the Federal Home Loan Bank system the Bank had the ability to obtain up to $70.5 million and $87.5 million, respectively, in additional borrowings based on securities and certain loans pledged to the FHLB. At December 31, 2024 and 2023, Advances from the Federal Home Loan Bank were $75 million. At December 31, 2024 and 2023, required annual payments on Federal Home Loan Bank advances were for year ending December 31, 2026 $20 million (4.39% fixed rate), December 31, 2027 $35 million (4.24% fixed rate) and December 31, 2028 $20 million (4.11% fixed rate).

At December 31, 2024 and 2023, the Bank had approximately $263.2 million and $251.0 million, respectively of one- to four-family residential real estate and commercial real estate loans pledged as collateral for borrowings. Also at December 31, 2024 and 2023, the Company and the Bank have cash management lines of credit with various correspondent banks (excluding FHLB cash management lines of credit) enabling additional borrowings of up to $18.0 million. At December 31, 2024 the Company pledged approximately $42.9 million of available - for - sale securities to secure a line of credit facility with the Federal Reserve Bank. The amount of the credit facility is approximately $29.2 million as of December 31, 2024. The Company did not have this credit facility in 2023.

Securities sold under repurchase agreements were approximately $30.5 million and $26.8 million at December 31, 2024 and 2023, respectively.

Securities sold under agreements to repurchase are financing arrangements whereby the Company sells securities and agrees to repurchase the identical securities at the maturities of the agreements at specified prices. Physical control is maintained for all securities sold under repurchase agreements. Information concerning securities sold under agreements to repurchase is summarized as follows:

	2024	2023
	(Dollars in thousands)	
Balance outstanding at year end	$ 30,494	$ 26,781
Average daily balance during the year	$ 32,896	$ 25,049
Average interest rate during the year	4.43 %	4.17 %
Maximum month-end balance during the year	$ 37,805	$ 30,509
Weighted-average interest rate at year end	3.77 %	4.58 %

All repurchase agreements are subject to term and conditions of repurchase/security agreements between the Company and the customer and are accounted for as secured borrowings. The Company's repurchase agreements reflected in short-term borrowings consist of customer accounts and securities which are pledged on an individual security basis.

The following table presents the Company's repurchase agreements accounted for as secured borrowings:

Remaining Contractual Maturity of the Agreement
(In thousands)

December 31, 2024	Overnight and Continuous	Up to 30 Days	30-90 Days	Greater than 90 Days	Total
Repurchase Agreements					
State and municipal obligations	$ 30,494	$ —	$ —	$ —	$ 30,494
Total	$ 30,494	$ —	$ —	$ —	$ 30,494

December 31, 2023	Overnight and Continuous	Up to 30 Days	30-90 Days	Greater than 90 Days	Total
Repurchase Agreements					
U.S government agencies	$ 26,781	$ —	$ —	$ —	$ 26,781
Total	$ 29,781	$ —	$ —	$ —	$ 26,781

Securities with an approximate carrying value of $49.4 million and $41.1 million at December 31, 2024 and 2023, respectively, were pledged as collateral for repurchase borrowings.

December 31, 2024 and 2023

Note 8:   Subordinated Debentures

On May 14, 2019 the Company issued $20,000,000 of junior subordinated debentures. The debentures bear interest at a fixed rate of 6.0% until May 2024, which then becomes a floating interest rate equal to the three-month SOFR plus 3.625%, resetting quarterly. Interest on the subordinated notes is payable semiannually through May 2024 and quarterly thereafter through the maturity date of May 2029. Principal is due upon maturity. The debentures are unsecured and payable to various investors. For purposes of computing regulatory capital, the debentures are included in Tier 2 Capital. The subordinated notes can be repaid in whole or in part prior to the fifth anniversary of the issue date (May 2019). Unamortized debt costs were $276,000 and $337,000 as of December 31, 2024 and 2023, respectively.

In 2005, a Delaware statutory business trust owned by the Company, United Bancorp Statutory Trust I ("Trust I" or the "Trust"), issued $4.1 million of mandatorily redeemable debt securities. The sale proceeds were utilized to purchase $4.1 million of the Company's subordinated debentures which mature in 2035. The Company's subordinated debentures are the sole asset of Trust I. The Company's investment in Trust I is not consolidated herein as the Company is not deemed the primary beneficiary of the Trust. However, the $4.1 million of mandatorily redeemable debt securities issued by the Trust are includible for regulatory purposes as a component of the Company's Tier I Capital. Interest on the Company's subordinated debentures is equal to three month SOFR plus 1.35% and is payable quarterly. Subordinated debentures, net of unamortized debt costs, totaled $23.8 million and $23.8 million at December 31, 2024 and 2023, respectively.

Note 9:   Income Taxes

The provision for income taxes includes these components:

	2024	2023
	(In thousands)	
Taxes currently payable	$ 797	$ 528
Deferred income taxes	(904)	13
Income tax (benefit) expense	$ (107)	$ 541

A reconciliation of income tax expense at the statutory rate to the Company's actual income tax expense is shown below:

	2024	2023
	(In thousands)	
Computed at the statutory rate (21%)	$ 1,532	$ 1,993
(Decrease) increase resulting from		
Tax exempt interest	(1,571)	(1,256)
Earnings on bank-owned life insurance - net	(90)	(89)
Low income housing credit	(63)	(49)
Other	85	(58)
Actual (benefit) tax expense	$ (107)	$ 541

December 31, 2024 and 2023

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

	2024	2023
	(In thousands)	
Deferred tax assets		
Allowance for credit losses	$ 865	$ 870
Stock based compensation	241	238
Accrued expenses	61	80
Deferred compensation	513	525
Non-accrual loan interest	1	6
Lease liablity	603	—
Net operating loss carryforward	561	—
Tax credit carryforward	474	—
Unrealized loss on securities available for sale	2,547	1,874
Other	12	—
Total deferred tax assets	5,878	3,593
Deferred tax liabilities		
Depreciation	(433)	(410)
Deferred loan costs, net	(7)	(2)
FHLB stock dividends	(60)	(60)
Prepaid expenses	(36)	(55)
Intangibles	(30)	(58)
Right of use asset	(566)	—
Employee benefit expense	(735)	(599)
Total deferred tax liabilities	(1,867)	(1,184)
Net deferred tax asset	$ 4,011	$ 2,409

During 2024, the Company generated a federal net operating loss of $2,700,000 which may be carried forward indefinitely. Additionally, the Company generated tax credits of $474,000 which may be carried forward 20 years. The Company expects to utilize these carryforwards prior to expiration therefore no valuation allowance has been recorded.

December 31, 2024 and 2023

Note 10: Accumulated Other Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss), included in stockholders' equity, are as follows:

	2024	2023
	(In thousands)	
Net unrealized loss on securities available-for-sale	$ (12,130)	$ (8,922)
Net unrealized loss for funded status of defined benefit plan liability	(654)	(543)
	(12,784)	(9,465)
Tax effect	2,684	1,987
Net-of-tax amount	$ (10,100)	$ (7,478)

The changes in accumulated other comprehensive income (loss) by component shown of net of tax and parenthesis indicating debits as of December 31, 2024 and 2023.

(In thousands)	Twelve months ended December 31, 2024			Twelve months ended December 31, 2023		
	Net unrealized (Loss) Gain on Available For Sale Securities	Defined Benefit Plan	Total	Net unrealized (Loss) Gain on Available For Sale Securities	Defined Benefit Plan	Total
Beginning balance	$ (7,049)	$ (429)	$ (7,478)	$ (8,677)	$ (659)	$ (9,336)
Other comprehensivbe income (loss) before reclassification	(2,626)	(18)	(2,644)	1,628	263	1,891
Amounts reclassified from accumulated other comprehensive gain (loss)	92	(70)	22	—	(33)	(33)
Net current -period other comprehensive income (loss)	(2,534)	(88)	2,622	1,628	230	1,857
Ending balance	$ (9,583)	$ (517)	$ (10,100)	$ (7,049)	$ (429)	$ (7,478)

The reclassification net of accumulated other comprehensive (loss) income shown, net of tax and parenthesis indicationg debits in net income, as of December 31, 31, 2024 and 2023 were as follows:

(In thousands)	Amounts Reclassified from Accumulated Other Comprehensive (Loss) Income		Affected Line Item In the Consolidate Statement of Income
	December 31, 2024	December 31, 2023	
Details about Accumulated Other Comprehensive (loss) Income Components			
Net unrealized loss on available for sale securities	$ (116)	$ —	Net debt securities losses
Income tax effect	24	—	Income tax provision
	$ (92)	$ —	
Net unrealized pension expense	$ 88	$ 41	Salaries and benefits expense
Income tax effect	(18)	(8)	Income tax provision
	$ 70	$ 33	

December 31, 2024 and 2023

Note 11: Regulatory Matters

Unified is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory–and possibly additional discretionary–actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Furthermore, the Company and the Bank's regulators could require adjustments to regulatory capital not reflected in these financial statements.

In July 2013, the Federal Reserve approved final rules, referred to herein as the Basel III Rules, establishing a new comprehensive capital framework for U.S. banking organizations. The Basel III Rules generally implement the Basel Committee on Banking Supervision's December 2010 final capital framework referred to as "Basel III" for strengthening international capital standards. The Basel III Rules substantially revise the risk-based capital requirements applicable to bank holding companies and their depository institution subsidiaries, including the Company and Unified, as compared to the current U.S. general risk-based capital rules. The Basel III Rules revise the definitions and the components of regulatory capital, as well as address other issues affecting the computation of regulatory capital ratios. The Basel III rules added another capital ratio component "Tier 1 Common Capital Ratio" which is a measurement of a bank's core equity capital compared with its total risk-weighted assets The Basel III Rules also prescribe a new standardized approach for risk weightings that expand the risk-weighting categories from the current categories to a larger more risk-sensitive number of categories, depending on the nature of the assets, generally ranging from 0% for U.S. government and agency securities, to 600% for certain equity exposures, and resulting in higher risk weights for a variety of asset classes.

The Basel III capital rules became effective for Unified on January 1, 2015, subject to phase-in periods for certain components. The net unrealized gain or loss on available-for-sale securities is not included in computing regulatory capital.

December 31, 2024 and 2023

As of December 31, 2024, the most recent notification from Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the Bank must maintain capital ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's actual capital amounts and ratios are presented in the following table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
As of December 31, 2024						
Total Capital (to Risk-Weighted Assets)						
Unified	$ 82,208	13.8 %	$ 47,635	8.0 %	$ 59,544	10.0 %
Common Equity Tier 1 Capital (to Risk-Weighted Assets)						
Unified	$ 78,182	13.1 %	$ 26,795	4.5 %	$ 38,703	6.5 %
Tier I Capital (to Risk-Weighted Assets)						
Unified	$ 78,182	13.1 %	$ 35,726	6.0 %	$ 47,635	8.0 %
Tier I Capital (to Average Assets)						
Unified	$ 78,182	9.6 %	$ 32,731	4.0 %	$ 40,913	5.0 %
As of December 31, 2023						
Total Capital (to Risk-Weighted Assets)						
Unified	$ 81,811	13.9 %	$ 46,975	8.0 %	$ 58,719	10.0 %
Common Equity Tier 1 Capital (to Risk-Weighted Assets)						
Unified	$ 77,893	13.3 %	$ 26,424	4.5 %	$ 38,167	6.5 %
Tier I Capital (to Risk-Weighted Assets)						
Unified	$ 77,893	13.3 %	$ 35,302	6.0 %	$ 46,975	8.0 %
Tier I Capital (to Average Assets)						
Unified	$ 77,893	9.7 %	$ 32,302	4.0 %	$ 40,378	5.0 %

December 31, 2024 and 2023

Note 12: Related Party Transactions

At December 31, 2024 and 2023, the Bank had loan commitments outstanding to executive officers, directors, significant stockholders and their affiliates (related parties). In management's opinion, such loans and other extensions of credit and deposits were made in the ordinary course of business and were made on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons. Further, in management's opinion, these loans did not involve more than normal risk of collectability or present other unfavorable features. Such loans are summarized below.

	2024	2023
	(In thousands)	
Aggregate balance – January 1	$ 22,223	$ 20,041
New loans	2,196	4,394
Repayments	(4,489)	(2,212)
Other (retirement)	(2,275)	—
Aggregate balance – December 31	$ 17,655	$ 22,223

Deposits from related parties held by the Bank at December 31, 2024 and 2023, totaled approximately $6.4 million and $5.9 million, respectively.

Note 13: Benefit Plans

Pension and Other Postretirement Benefit Plans

The Company has a noncontributory defined benefit pension plan covering all employees who meet the eligibility requirements. The Company's funding policy is to make the minimum annual contribution that is required by applicable regulations, plus such amounts as the Company may determine to be appropriate from time to time. The Company expects to contribute $630,000 to the plan in 2025. The Company has certain agreements which provide for a fixed number of payments once the individual reaches normal retirement age. At December 31, 2024, the present value of these future payments was approximately $365,000.

The Company uses a December 31st measurement date for the plan. Information about the plan's funded status and pension cost follows:

	Pension Benefits	
	2024	2023
	(In thousands)	
Change in benefit obligation		
Beginning of year	$ (5,479)	$ (5,078)
Service cost	(322)	(302)
Interest cost	(323)	(311)
Actuarial gain (loss)	(305)	(229)
Benefits paid	222	441
End of year	(6,205)	(5,479)
Change in fair value of plan assets		
Beginning of year	8,381	6,988
Actual return on plan assets	903	1,092
Employer contribution	672	742
Benefits paid	(222)	(441)
End of year	9,734	8,381
Funded status at end of year	$ 3,529	$ 2,902

December 31, 2024 and 2023

Amounts recognized in accumulated other comprehensive loss not yet recognized as components of net periodic benefit cost consist of:

	Pension Benefits			
	2024		2022	
	(In thousands)			
Unamortized net loss	$	793	$	770
Unamortized prior service		(139)		(227)
	$	654	$	543

The estimated net loss and prior service credit for the defined benefit pension plan that will be amortized from accumulated other comprehensive loss as a credit into net periodic benefit cost over the next fiscal year is approximately $89,000. The accumulated benefit obligation for the defined benefit pension plan was $5.3 million and $4.7 million at December 31, 2024 and 2023, respectively.

Information for the pension plan with respect to accumulated benefit obligation and plan assets is as follows:

	December 31,			
	2024		2023	
	(In thousands)			
Projected benefit obligation	$	6,205	$	5,479
Accumulated benefit obligation	$	5,332	$	4,695
Fair value of plan assets	$	9,734	$	8,381

	December 31,			
	2024		2023	
	(In thousands)			
Components of net periodic benefit cost				
Service cost	$	322	$	302
Interest cost		323		311
Expected return on plan assets		(623)		(531)
Amortization of prior service credit		(88)		(89)
Amortization of net loss		—		48
Net periodic benefit cost (benefit)	$	(66)	$	41

Significant assumptions include:

	Pension Benefits	
	2024	2023
Weighted-average assumptions used to determine benefit obligation:		
Discount rate	6.49 %	6.06 %
Rate of compensation increase	3.50 %	3.50 %
Weighted-average assumptions used to determine benefit cost:		
Discount rate	6.06 %	6.30 %
Expected return on plan assets	7.00 %	7.00 %
Rate of compensation increase	3.50 %	3.50 %

The Company has estimated the long-term rate of return on plan assets based primarily on historical returns on plan assets, adjusted for changes in target portfolio allocations and recent changes in long-term interest rates based on publicly available information.

December 31, 2024 and 2023

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid as of December 31, 2024:

	Pension Benefits
	(In thousands)
2025	$ 377
2026	347
2027	399
2028	572
2029	1,266
2030-2034	4,605
Total	$ 7,566

Plan assets are held by an outside trustee which invests the plan assets in accordance with the provisions of the plan agreement. All equity and fixed income investments are held in various mutual funds with quoted market prices. Mutual fund equity securities primarily include investment funds that are comprised of large-cap, mid-cap and international companies. Fixed income mutual funds primarily include investments in corporate bonds, mortgage-backed securities and U.S. Treasuries. Other types of investments include a prime money market fund.

The asset allocation strategy of the plan is designed to allow flexibility in the determination of the appropriate investment allocations between equity and fixed income investments. This strategy is designed to help achieve the actuarial long term rate on plan assets of 7.0%. The target asset allocation percentages for both 2024 and 2023 are as follows:

Large-Cap stocks	Not to exceed 68%
Small-Cap stocks	Not to exceed 23%
Mid-Cap stocks	Not to exceed 23%
International equity securities	Not to exceed 30%
Fixed income investments	Not to exceed 35%
Alternative investments	Not to exceed 19%

At December 31, 2024 and 2023, the fair value of plan assets as a percentage of the total was invested in the following:

	December 31,	
	2024	2023
Equity securities	69.5 %	69.2 %
Debt securities	28.6	27.5
Cash and cash equivalents	1.9	3.3
	100.0 %	100.0 %

Pension Plan Assets

Following is a description of the valuation methodologies used for pension plan assets measured at fair value on a recurring basis, as well as the general classification of pension plan assets pursuant to the valuation hierarchy.

Where quoted market prices are available in an active market, plan assets are classified within Level 1 of the valuation hierarchy. Level 1 plan assets include investments in mutual funds that involve equity, bond and money market investments. All of the Plan's assets are classified as Level 1. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of plan assets with similar characteristics or discounted cash flows. In certain cases where Level 1 or Level 2 inputs are not available, plan assets are classified within Level 3 of the hierarchy. At December 31, 2024 and 2023, the Plan did not contain Level 2 or Level 3 investments.

December 31, 2024 and 2023

The fair values of Company's pension plan assets at December 31st, by asset category are as follows:

December 31, 2024

			Fair Value Measurements Using		
			Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Asset Category		Total Fair Value			
			(In thousands)		
Mutual money market	$	188	$ 188	$ —	$ —
Mutual funds – equities					
ETF mutual funds		6,203	6,203	—	—
Micro Cap		187	187	—	—
International		373	373		
Mutual funds – fixed income					
Fixed income		1,840	1,840	—	—
ETF fixed income		943	943	—	—
Total	$	9,734	$ 9,734	$ —	$ —

December 31, 2023

			Fair Value Measurements Using		
			Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Asset Category		Total Fair Value			
			(In thousands)		
Mutual money market	$	279	$ 279	$ —	$ —
Mutual funds – equities					
ETF mutual funds		5,283	5,283	—	—
Large and small Cap		159	159	—	—
International		356	356		
Mutual funds – fixed income					
Fixed income		1,559	1,559	—	—
ETF fixed income		745	745	—	—
Total	$	8,381	$ 8,381	$ —	$ —

Employee Stock Ownership and 401(k) Plans

The Company has an Employee Stock Ownership Plan ("ESOP") with an integrated 401(k) plan covering substantially all employees of the Company. The Company's 401(k) matching percentage was 50% of the employees' first 6% of contributions for 2024 and 2023.

The Company's 401(k) expense for the years ended December 31, 2024 and 2023 was approximately $156,000 and $142,000, respectively.

Share information for the ESOP is as follows at December 31, 2024 and 2023:

	2024	2023
Allocated shares at beginning of the year	377,870	384,404
Net shares or dividend reinvestment or distributed due to retirement/diversification	16,413	(6,534)
Total ESOP shares	394,283	377,870
Fair value of unearned shares at December 31st	$ —	$ —

At December 31, 2024, the fair value of the 394,283 the shares held by the ESOP was approximately $5,126,000. There were no unearned ESOP shares as of December 31, 2024 and 2023.

December 31, 2024 and 2023

Split Dollar Life Insurance Arrangements

The Company has split-dollar life insurance arrangements with its executive officers and certain directors that provide certain death benefits to the executive's beneficiaries upon his or her death. The agreements provide a pre- and post-retirement death benefit payable to the beneficiaries of the executive in the event of the executive's death. The Company has purchased life insurance policies on the lives of all participants covered by these agreements in amounts sufficient to provide the sums necessary to pay the beneficiaries, and the Company pays all premiums due on the policies. In the case of an early separation from the Company, the nonvested executive portion of the death benefit is retained by the Company. The accumulated post retirement benefit obligation was $2.0 million and $2.0 million at December 31, 2024 and 2023, respectively.

Note 14: Restricted Stock Plan

During 2018, the Company's stockholders authorized the adoption of the United Bancorp, Inc. 2018 Stock Incentive Plan (the "2018 Plan"). No more than 500,000 shares of the Company's common stock may be issued under the 2018 Plan. As of December 31, 2024, 301,790 shares have been issued under this plan. The shares that may be issued can be authorized but unissued shares or treasury shares. The 2018 Plan permits the grant of incentive awards in the form of options, stock appreciation rights, restricted share and share unit awards, and performance share awards. The 2018 Plan contains annual limits on certain types of awards to individual participants. In any calendar year, no participant may be granted awards covering more than 25,000 shares.

During 2008, the Company's stockholders authorized the adoption of the United Bancorp, Inc. 2008 Stock Incentive Plan (the "2008 Plan"). No more than 500,000 shares of the Company's common stock may be issued under the 2008 Plan. The shares that may be issued can be authorized but unissued shares or treasury shares. The 2008 Plan permits the grant of incentive awards in the form of options, stock appreciation rights, restricted share and share unit awards, and performance share awards. The 2008 Plan contains annual limits on certain types of awards to individual participants. In any calendar year, no participant may be granted awards covering more than 25,000 shares. As of December 31, 2018, no additional shares can be awarded under the 2008 Plan.

The Company believes that such awards better align the interests of its employees with those of its stockholders. Stock options are generally granted with an exercise price, and restricted stock awards are valued, equal to the market price of the Company's stock at the date of grant; stock option awards generally vest within 9.5 years of continuous service and have a 9.5 year contractual term. Restricted stock awards generally vest over a 9.5 year contractual term, or over the period to retirement, whichever is shorter. Restricted stock awards have no post-vesting restrictions. Restricted stock awards provide for accelerated vesting if there is a change in control (as defined in the Plans).

A summary of the status of the Company's nonvested restricted shares as of December 31, 2024, and changes during the year then ended, is presented below:

	Shares		Weighted-Average Grant-Date Fair Value
Nonvested, beginning of year	217,500	$	11.79
Granted	139,290		11.67
Vested	(69,000)		12.71
Forfeited	—		—
Nonvested, end of year	287,790	$	11.68

Total compensation cost recognized in the income statement for share-based payment arrangements during the years ended December 31, 2024 and 2023 was $884,000 and $658,000, respectively.

The recognized tax benefits related thereto were $186,000 and $138,000, for the years ended December 31, 2024 and 2023, respectively.

As of December 31, 2024 and 2023, there was $2,204,000 and $1,253,000, respectively, of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 7.4 years.

Note 15: Earnings Per Share

Earnings per share (EPS) were computed as follows:

	Year Ended December 31, 2024		
	Net Income	Weighted-Average Shares Outstanding	Per Share Amount
	(In thousands)		
Net income	$ 7,402		
Less allocated earnings on non-vested restricted stock	(97)		
Less allocated dividends on non-vested restricted stock	(243)		
Net income allocated to common stockholders	7,062		
		5,539,653	
Basic and diluted earnings per share			$ 1.27

	Year Ended December 31, 2023		
	Net Income	Weighted-Average Shares Outstanding	Per Share Amount
	(In thousands)		
Net income	$ 8,950		
Less allocated earnings on non-vested restricted stock	(167)		
Less allocated dividends on non-vested restricted stock	(190)		
Net income allocated to common stockholders	8,593		
		5,490,488	
Basic and diluted earnings per share			$ 1.57

Note 16: Disclosures about Fair Value of Financial Instruments and Other Assets and Liabilities

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company also utilizes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1   Quoted prices in active markets for identical assets or liabilities

Level 2   Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3   Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying balance sheets, as well as the general classification of such assets pursuant to the valuation hierarchy.

Available-for-sale Securities

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available, then fair values are estimated by using quoted prices of securities with similar characteristics or independent asset pricing services and pricing models, the inputs of which are market-based or independently sourced market parameters, including, but not limited to, yield curves, interest rates, volatilities, prepayments, defaults, cumulative loss projections and cash flows. Such securities are classified in Level 2 of the valuation hierarchy.

December 31, 2024 and 2023

The following tables present the fair value measurements of assets recognized in the accompanying balance sheets measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2024 and 2023:

| | | December 31, 2024 Fair Value Measurements Using | | |
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(In thousands)		
U.S government agencies	$ 12,254	$ —	$ 12,254	$ —
Subordinated notes	24,118	—	24,118	—
State and municipal obligation	204,259	—	204,259	—

| | | December 31, 2023 Fair Value Measurements Using | | |
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(In thousands)		
U.S government agencies	$ 44,268	$ —	$ 44,268	$ —
Subordinated notes	24,300	—	24,300	—
State and municipal obligation	174,192	—	174,192	—

Following is a description of the valuation methodologies used for instruments measured at fair value on a non-recurring basis and recognized in the accompanying balance sheets, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Collateral Dependent

Collateral dependent loans consisted primarily of loans secured by nonresidential real estate. Management has determined fair value measurements on collateral dependent loans primarily through evaluations of appraisals performed. Due to the nature of the valuation inputs, collateral dependent loans are classified within Level 3 of the hierarchy.

The Company considers the appraisal or evaluation as the starting point for determining fair value and then considers other factors and events in the environment that may affect the fair value. Appraisals of the collateral underlying collateral-dependent loans are obtained when the loan is determined to be collateral-dependent and subsequently as deemed necessary by the Company's Chief Lender. Appraisals are reviewed for accuracy and consistency by the Company's Chief Lender. Appraisers are selected from the list of approved appraisers maintained by management. The appraised values are reduced by discounts to consider lack of marketability and estimated cost to sell if repayment or satisfaction of the loan is dependent on the sale of the collateral. These discounts and estimates are developed by the Company's Chief Lender by comparison to historical results.

Foreclosed Assets Held for Sale

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value (based on current appraised value) at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Management has determined fair value measurements on other real estate owned primarily through evaluations of appraisals performed, and current and past offers for the other real estate under evaluation. Due to the nature of the valuation inputs, foreclosed assets held for sale are classified within Level 3 of the hierarchy.

Appraisals of other real estate owned (OREO) are obtained when the real estate is acquired and subsequently as deemed necessary by the Company's Chief Lender. Appraisals are reviewed for accuracy and consistency by the Company's Chief Lender and are selected from the list of approved appraisers maintained by management.

December 31, 2024 and 2023

The following tables present the fair value measurements of assets recognized in the accompanying balance sheets measured at fair value on a non-recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2024 and 2023:

		December 31, 2024 Fair Value Measurements Using		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(In thousands)		
Collateral dependent impaired loans	$ —	$ —	$ —	$ —
Foreclosed assets held for sale	120	—	—	120

		December 31, 2023 Fair Value Measurements Using		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(In thousands)		
Collateral dependent impaired loans	$ —	$ —	$ —	$ —
Foreclosed assets held for sale	3,273	—	—	3,273

Unobservable (Level 3) Inputs

The following tables present quantitative information about unobservable inputs used in nonrecurring Level 3 fair value measurements.

	Fair Value at 12/31/24 (In thousands)	Valuation Technique	Unobservable Inputs	Range
Collateral-dependent loans	$ —	Market comparable properties	Comparability adjustments	5% – 10%
Foreclosed assets held for sale	120	Market comparable properties	Marketability discount	10% – 35%

	Fair Value at 12/31/23 (In thousands)	Valuation Technique	Unobservable Inputs	Range
Collateral-dependent loans	$ —	Market comparable properties	Comparability adjustments	5% – 10%
Foreclosed assets held for sale	3,273	Market comparable properties	Marketability discount	10% – 35%

There were no significant changes in the valuation techniques used during 2024.

The following tables presents estimated fair values of the Company's financial instruments not required to be reported at fair value. The fair values of certain of these instruments were calculated by discounting expected cash flows, which involves significant judgments by management and uncertainties. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial statements, the Company does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate.

December 31, 2024 and 2023

| | | Fair Value Measurements Using | | |
	Carrying Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(In thousands)		
December 31, 2024				
Financial assets				
Cash and cash equivalents	$ 19,608	$ 19,608	$ —	$ —
Loans, net of allowance	486,945	—	—	466,951
Federal Home Loan Bank stock	4,026	—	4,026	—
Accrued interest receivable	4,322	—	4,322	—
Financial liabilities				
Deposits	$ 613,494	$ —	$ 614,869	$ —
Securities sold under repurchase agreements	30,494	—	30,494	—
Federal Home Loan Bank Advances	75,000	—	74,728	—
Subordinated debentures	23,847	—	24,386	—
Interest payable	831	—	831	—

| | | Fair Value Measurements Using | | |
	Carrying Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(In thousands)		
December 31, 2023				
Financial assets				
Cash and cash equivalents	$ 40,770	$ 40,770	$ —	$ —
Loans, net of allowance	479,318	—	—	459,759
Federal Home Loan Bank stock	3,979	—	3,979	—
Accrued interest receivable	4,098	—	4,098	—
Financial liabilities				
Deposits	$ 621,459	$ —	$ 623,813	$ —
Securities sold under repurchase agreements	26,781	—	26,781	—
Federal Home Loan Bank Advances	75,000	—	74,911	—
Subordinated debentures	23,787	—	22,146	—
Interest payable	579	—	579	—

The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

Cash and Cash Equivalents, Accrued Interest Receivable and Federal Home Loan Bank Stock

The carrying amounts approximate fair value.

Loans

Fair values of loans are estimated on an exit price basis incorporating discounts for credit, liquidity and marketability factors.

Deposits

Deposits include demand deposits, savings accounts, NOW accounts and certain money market deposits. The carrying amount approximates fair value. The fair value of fixed-maturity time deposits is estimated using a discounted cash flow calculation that applies the rates currently offered for deposits of similar remaining maturities.

December 31, 2024 and 2023

Interest Payable

The carrying amount approximates fair value.

Securities Sold Under Repurchase Agreements and Subordinated Debentures

Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate the fair value of existing debt.

Advances from the Federal Home Loan Bank

The fair values of advances from the Federal Home Loan Bank, are based on the discounted value of estimated cash flows. The discounted rate is estimated using market rates currently offered for debts with similar credit rating, terms and remaining maturities.

Commitments to Originate Loans, Letters of Credit and Lines of Credit

The fair value of commitments to originate loans is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair values of letters of credit and lines of credit are based on fees currently charged for similar agreements or on the estimated cost to terminate or otherwise settle the obligations with the counterparties at the reporting date. Fair values of commitments were not material at December 31, 2024 and 2023.

Note 17: Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Estimates related to the allowance for credit losses are reflected in the footnote regarding loans. Current vulnerabilities due to certain concentrations of credit risk are discussed in the footnote on commitments and credit risk.

The Company invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities may occur and that such changes could affect the amounts reported in the accompanying consolidated balance sheets.

Note 18: Commitments and Credit Risk

At December 31, 2024 and 2023, total commercial and commercial real estate loans made up 79.5% and 79.3%, respectively, of the loan portfolio. Installment loans account for 1.8% and 1.4%, respectively, of the loan portfolio. Real estate loans comprise 18.7% and 19.3% of the loan portfolio as of December 31, 2024 and 2023, respectively, and primarily include first mortgage loans on residential properties and home equity lines of credit.

Included in cash and cash and cash equivalents as of December 31, 2024 and 2023 is $10.3 million and $33.4 million, respectively, of deposits with the Federal Reserve Bank of Cleveland and the Federal Home Loan Bank.

Commitments to Originate Loans

Commitments to originate loans are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate.

At December 31, 2024 and 2023, the Company had outstanding commitments to originate variable rate loans aggregating approximately $71.5 million and $91.7 million, respectively. The commitments extended over varying periods of time with the majority being disbursed within a one-year period.

December 31, 2024 and 2023

Mortgage loans in the process of origination represent amounts that the Company plans to fund within a normal period of 60 to 90 days, some of which are intended for sale to investors in the secondary market. The Company did not have any mortgage loans in the process of origination which are intended for sale at December 31, 2024 or 2023.

Standby Letters of Credit

Standby letters of credit are irrevocable conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Financial standby letters of credit are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. Performance standby letters of credit are issued to guarantee performance of certain customers under non-financial contractual obligations. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loans to customers. Fees for letters of credit are initially recorded by the Company as deferred revenue and are included in earnings at the termination of the respective agreements. Should the Company be obligated to perform under the standby letters of credit, the Company may seek recourse from the customer for reimbursement of amounts paid.

The Company had $136,000 and $136,000 at December 31, 2024 and 2023, respectively in outstanding standby letters of credit. At both December 31, 2024 and 2023, the Company had no deferred revenue under standby letter of credit agreements.

Lines of Credit and Other

Lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Lines of credit generally have fixed expiration dates. Since a portion of the line may expire without being drawn upon, the total unused lines do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate. Management uses the same credit policies in granting lines of credit as it does for on-balance-sheet instruments.

At December 31, 2024, the Company had granted unused lines of credit to borrowers aggregating approximately $71.5 million and $35.6 million for commercial lines and open-end consumer lines, respectively. At December 31, 2023, the Company had granted unused lines of credit to borrowers aggregating approximately $35.6 million and $37.0 million for commercial lines and open-end consumer lines, respectively.

Note 19: Recent Accounting Pronouncements

Recent Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires public entities to disclose information about their reportable segments' significant expenses on an interim and annual basis. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. Public entities are required to adopt the changes retrospectively, recasting each prior-period disclosure for which a comparative income statement is presented in the period of adoption. This Update is not expected to have a significant impact on the Company's financial statements. See Footnote 24, Segment Reporting for December 31, 2024 disclosure.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which provides for improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This guidance is effective for public business entities for annual periods beginning after December 15, 2024, and for annual periods beginning after December 15, 2025, for all other entities. This Update is not expected to have a significant impact on the Company's financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures. This ASU requires disclosure in the notes to financial statements of specified information about certain costs and expenses. Specific disclosures are required for (a) purchases of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and (e) depreciation, depletion, and amortization recognized as part of oil and gas producing activities. The amendments in this Update do not change or remove current expense disclosure requirements. However, the amendments affect where this information appears in the notes to financial statements because entities are required to include certain current disclosures in the same tabular format disclosure as the other disaggregation requirements in the amendments. The amendments in ASU 2024-03 apply only to public business entities and are effective for fiscal years

December 31, 2024 and 2023

beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. This Update is not expected to have a significant impact on the Company's financial statements.

In January 2025, the FASB issued ASU 2025-01, Income Statement—Reporting Comprehensive Income— Expense Disaggregation Disclosures (Subtopic 220-40), which revises the effective date of ASU 2024- 03 (on disclosures about disaggregation of income statement expenses) "to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027." Entities within the ASU's scope are permitted to early adopt the ASU. This Update is not expected to have a significant impact on the Company's financial statements.

Note 20: Condensed Financial Information (Parent Company Only)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:

Condensed Balance Sheets

	December 31,		
	2024		2023
	(In thousands)		
Assets			
Cash and cash equivalents	$ 14,598	$	12,094
Investment in the Bank	69,403		71,787
Other assets	3,931		4,078
Total assets	$ 87,932	$	87,959
Liabilities and Stockholders' Equity			
Subordinated debentures	$ 23,847	$	23,787
Other liabilities	628		579
Stockholders' equity	63,457		63,593
Total liabilities and stockholders' equity	$ 87,932	$	87,959

Condensed Statements of Income and Comprehensive Income

	Years Ended December 31,		
	2024		2023
	(In thousands)		
Operating Income			
Dividends from subsidiary	$ 11,159	$	12,103
Interest and dividend income from securities and federal funds	1		9
Total operating income	11,160		12,112
General, Administrative and Other Expenses	5,076		4,390
Income (Loss) Before Income Taxes and Equity in Undistributed Income of Subsidiary	6,084		7,722
Income Tax Benefits	1,158		983
Income (Loss) Before Equity in Undistributed Income of Subsidiary	7,242		8,705
Equity in Undistributed Income of Subsidiary	160		245
Net Income	$ 7,402	$	8,950
Comprehensive Income (Loss)	$ 4,780	$	10,808

December 31, 2024 and 2023

Condensed Statements of Cash Flows

		Years Ended December 31,		
		2024		2023
		(In thousands)		
Operating Activities				
Net income	$	7,402	$	8,950
Items not requiring (providing) cash				
Equity in undistributed income of subsidiary		(160)		(245)
Amortization of share-based compensation plans		884		658
Net change in other assets and other liabilities		178		(3,021)
Net cash provided by operating activities		8,304		6,342
Investing Activities				
Net cash used in investing activities		—		—
Financing Activities				
Repurchase of common stock		(687)		(733)
Cash dividends paid		(5,113)		(4,788)
Net cash used in financing activities		(5,800)		(5,521)
Net Change in Cash and Cash Equivalents		2,504		821
Cash and Cash Equivalents at Beginning of Year		12,094		11,273
Cash and Cash Equivalents at End of Year	$	14,598	$	12,094

Note 21: Quarterly Financial Data (Unaudited)

The following tables summarize the Company's quarterly results of operations for the years ended December 31, 2024 and 2023.

		Three Months Ended						
2024:		March 31,		June 30,		September 30,		December 31,
		(In thousands, except per share data)						
Total interest income	$	9,621	$	9,878	$	9,944	$	10,078
Total interest expense		3,506		3,676		3,805		3,734
Net interest income		6,115		6,202		6,139		6,344
Provision for (reversal of) credit loss expense - loans and off balance sheet		—		105		69		125
Noninterest income		866		1,184		1,215		1,195
Noninterest expense		4,838		5,668		5,529		5,631
Income before income taxes		2,143		1,613		1,756		1,783
Federal income taxes (benefit)		150		(127)		(64)		(66)
Net income	$	1,993	$	1,740	$	1,820	$	1,849
Earnings per share								
Basic	$	0.35	$	0.30	$	0.31	$	0.31
Diluted	$	0.35	$	0.30	$	0.31	$	0.31

December 31, 2024 and 2023

2023:	Three Months Ended March 31,	June 30,	September 30,	December 31,
	(In thousands, except per share data)			
Total interest income	$ 8,208	$ 9,286	$ 9,651	$ 9,704
Total interest expense	1,785	2,941	3,085	3,203
Net interest income	6,423	6,345	6,566	6,501
Provision for (reversal of) credit loss expense - loans and off balance sheet	—	(146)	(154)	(154)
Noninterest income	1,016	1,046	963	1,029
Noninterest expense	5,438	5,089	5,233	5,092
Income before income taxes	2,001	2,448	2,450	2,592
Federal income taxes	113	168	58	202
Net income	$ 1,888	$ 2,280	$ 2,392	$ 2,390
Earnings per share				
Basic	$ 0.33	$ 0.40	$ 0.42	$ 0.42
Diluted	$ 0.33	$ 0.40	$ 0.42	$ 0.42

Note 22: Goodwill and Core Deposits

The following table shows the changes in the carrying amount of goodwill for the years ended December 31, 2024 and 2023 (in thousands):

	2024	2023
Balance beginning of year	$ 682	$ 682
Additions from acquisition	—	—
Balance, end of year	$ 682	$ 682

Intangible assets in the consolidated balance sheets at December 31, 2024 and 2023 were as follows (in thousands):

	2024			2023		
	Gross Intangible Assets	Accumulated Amortization	Net Intangible Assets	Gross Intangible Assets	Accumulated Amortization	Net Intangible Assets
Core deposit intangibles	$ 1,041	$ 919	$ 122	$ 1,041	$ 781	$ 260

The estimated aggregate future amortization expense for each of the next two years for intangible assets remaining as of December 31, 2024 is as follows (in thousands):

2025	$ 122

December 31, 2024 and 2023

Note 23: Finance Lease

The Company has a finance lease in connection with the expansion into Wheeling, West Virginia to build a banking center during 2024. The finance lease term is 40 years with two additional 10 year terms available. The payment structure for this lease is fixed and will either increase or decrease on pre-dertemined dates at a pre-determined amount.

In accordance with ASC 842, the Company recognized a financing lease asset and corresponding lease liability related to the ground lease. The financing lease asset represents the Company's right to use an underlying asset for the lease terms, and the lease liability represents the Company's obligation to make lease payments over the lease term.

The lease is a net lease and, therefore does not contain non-lease components. The Company either pays directly or reimburses the lessor for property and casualty insurance cost and the the propery taxes asserted on the property, as well as a portion of the common area maintenance associated with the property which as categorized as non-components as outline in the applicable guidance.

This financing lease asset and lease liability was determined at the commencement date of the lease based on the present value of the lease payments. This lease does not provide an implicit interest rate. The Company used its incremental collateralized borrowing rate at the Federal Home Loan Bank with similar terms of repayment. The Company used a discount rate of 6.86% and recorded a right of use asset (ROU) and lease liability of $2,764,000. The effective date of the lease was November 21, 2023 and therefore the remaining term is 469 months as of December 31, 2024. Amortization expense of the ROU asset for 2024 was approximately $69,000 and the amount of amortization of the ROU assest was not material to the Company's is 2023. At December 31, 2024 the ROU asset is included in Premise and Equipment on the Consilidated Balance Sheet.

Maturities of the finance lease liability as December 31, 2024 are as follows:

		(In thousands)
Due during the year ending December 31,		
2025	$	130
2026		210
2027		210
2028		207
2029		185
Thereafter		8,550
Total lease payments	$	9,492
Interest		(6,619)
Lease Liability	$	2,873

December 31, 2024 and 2023

Note 24: Segment Reporting

The Company's has one reportable segment ("Banking") as determined by the after considering the level of information to review and the performance of various componets of the business. The Company's Management will use the consolidated information to benchmark against similar entities to evaualte financial performance and budget to actual results. Accounting policies followed by the Company are the same used for the single segment. The one segment identified is evaluated using net income, earnings per share, return of average assets and equity. Information used for performance assessment follows. Since reported consolidated financial results are used for the performance assessment, there are no reconciling items noted from our financial reporting results published and segment reporting financial information.

	Years Ended December 31,	
	2024	**2023**
	(In thousands)	
Banking Segment		
Total interest income	$ 39,521	$ 36,849
Total interest expense	14,721	11,014
Net interest income	24,800	25,835
Provision for (reversal of) credit loss expense	299	(454)
Net Interest Income After Provision for (reversal of) Credit Losses	24,501	26,289
Noninterest income	4,460	4,054
Noninterest expense (including taxes)	21,559	21,393
Net income	7,402	8,950
Net Income (consolidated financial statement of income)	$ 7,402	$ 8,950
Total assets Banking segment	$ 816,656	$ 819,449
Total assets (consolidated balance sheets)	$ 816,656	$ 819,449



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